4/9

07022431

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME City Developments Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FILE NO. 82- 03678

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 4/9/07

High Life



CITY DEVELOPMENTS LIMITED
SUMMARY REPORT 2006

LOOKING AHEAD INTO 2007

GROWTH STRATEGIES

Remain the proxy to the Singapore real estate market

Continue with its strategic land acquisition policy

Maximise real estate assets

Evaluate various options to unlock shareholder value

Selective overseas investment and expansion of development activities

PROPERTY LAUNCHES

The Solitaire
59-unit exquisite freehold apartments at Balmoral Park/Stevens Road

Former Kim Lin Mansion Site
110-unit luxurious freehold residences at Grange Road

The Quayside Collection
223-unit waterfront condominium on Sentosa Cove

Former Parkview Site
496-unit freehold development in West Coast Park

HOTELS

Committed to its twin strategy of being a long-term owner and operator of hotels

Utilise CDL's real estate experience and resources to exploit maximum value from hotel assets through refurbishment and redevelopment

Continue to strengthen brand positioning and grow its presence through management contracts

Well-poised to achieve higher and more sustainable growth

CONTENTS

Cover: One Shenton, CDL's latest iconic development, setting a new benchmark in urban residential living.

THE PROXY TO THE SINGAPORE PROPERTY MARKET

A property pioneer since 1963, City Developments Limited (CDL) is a listed international property and hotel conglomerate involved in real estate development and investment, hotel ownership and management, as well as the provision of hospitality solutions.

With a global presence in over 20 countries spanning Asia, Europe, North America and Australasia, CDL has more than 250 subsidiaries and associated companies together with 5 listed companies on notable stock exchanges.

Backed by a track record of some 20,000 luxurious and quality homes to its name, CDL's properties are synonymous with prestige, good value, outstanding quality and a choice investment.

CDL is one of the biggest commercial landlords in Singapore with almost 5 million square feet of lettable office, industrial, retail and residential space. It also owns one of the largest land banks amongst private developers with some 4.2 million square feet that has the potential of being developed into approximately 8 million square feet of gross floor area.

CDL strongly advocates a "Safe and Green" culture and has strict adherence to its Environmental, Health and Safety (EHS) policy which was instituted in 2003. CDL was the first private property developer in Singapore to be awarded the ISO 14001 (Environmental Management System) certification by the Building and Construction Authority for its commitment to raising environmental standards in its projects and incorporating eco-friendly features into its developments. CDL also received the OHSAS 18001 (Occupational Health and Safety Management System) certification for establishing an EHS policy to monitor the environmental impact of its operations and improve workplace safety.

Millennium & Copthorne Hotels plc (M&C), the London-listed international hotel arm of CDL, is a dynamic hotel group that owns and operates over 100 hotels in 17 countries around the world, with a number of them being located in major gateway cities. The Group has a dedicated subsidiary, City e-Solutions Limited, which provides technology solutions for the global hospitality industry.

Beyond its business operations, CDL believes in giving back to the community. It remains committed to an extensive range of Corporate Social Responsibility (CSR) programmes aimed at caring for the needy, raising awareness about the environment, nurturing the youth and promoting the arts. It has been listed on the coveted FTSE4Good Social Responsibility Index since 2002 and was conferred the prestigious Corporate Citizen Award by the National Volunteer & Philanthropy Centre in 2006.

FIVE-YEAR FINANCIAL SUMMARY

	2006 $m	2005 $m	2004 $m	2003[4] $m	2002[4] $m
Share capital [1]	**1,991**	461	453	414	401
Reserves	**2,743**	4,087	3,899	4,189	3,461
Shareholders' equity	**4,734**	4,548	4,352	4,603	3,862
Minority interests	**1,646**	1,527	1,469	2,069	1,383
Total liabilities	**4,624**	4,820	5,301	6,387	6,023
	11,004	10,895	11,122	13,059	11,268
Property, plant and equipment	**6,319**	7,062	7,111	9,146	7,397
Development properties	**2,282**	1,886	1,943	2,238	2,178
Other assets	**2,403**	1,947	2,068	1,675	1,693
	11,004	10,895	11,122	13,059	11,268
Revenue	**2,547**	2,374	2,380	2,326	2,289
Profit before income tax (including share of after-tax profit of associates and jointly–controlled entities)	**692**	404	503	214	243
Profit for the year attributable to equity holders of the Company	**352**	200	227	152	151
Ordinary dividend (net)					
– final	**56** [2]	55	53	50	47
– special interim	**54**	–	–	–	–
– special final	**75** [2]	36	–	331	–
Ordinary dividend (gross) per share					
– final	**7.5 cents** [2]	7.5 cents	7.5 cents	7.5 cents	7.5 cents
– special interim	**7.5 cents**	–	–	–	–
– special final	**10.0 cents** [2]	5.0 cents	–	50.0 cents	–
Net asset value per share	**$5.21**	$5.12	$4.99	$5.56	$4.82
Basic earnings per share	**37.0 cents**	20.8 cents [3]	25.3 cents	18.8 cents	18.9 cents
Diluted earnings per share	**36.6 cents**	20.5 cents [3]	25.0 cents	18.8 cents	18.9 cents

Notes:

[1] *Resulting from the Companies (Amendment) Act 2005 which came into operation on 30 January 2006, any amount standing to the credit of the Company's share premium account as at 29 January 2006 became part of the Company's share capital on 30 January 2006.*

[2] *Dividends proposed for financial year ended 31 December 2006 are subjected to the approval of the ordinary shareholders at the forthcoming Annual General Meeting.*

[3] *Basic and diluted earnings per share for 2005 have been restated to take into consideration the effect of bonus element of the warrants exercised in 2006.*

[4] *The financial information for the years ended 31 December 2002 and 2003 has not been restated for changes in accounting policies effected on or after 1 January 2005.*

FINANCIAL HIGHLIGHTS

- Property Development
- Hotel Operations
- Rental Properties
- Others

- East & South East Asia
- North America & Europe
- Australia & New Zealand

REVENUE
$million



2006
2,547
2005
2,374

REVENUE BY ACTIVITY
$million



2006
485
1,847
168
47
2005
365
1,803
160
46

REVENUE BY REGION
$million



2006
1,164
1,188
195
2005
1,023
1,172
179

PROFIT BEFORE INCOME TAX
$million



2006
692
2005
404

PROFIT BEFORE INCOME TAX BY ACTIVITY
$million



2006
226
397
30
39
2005
151
213
28
12

PROFIT BEFORE INCOME TAX BY REGION
$million



2006
520
114
58
2005
258
97
49

PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
$million



2006
352
2005
200

BASIC EARNINGS PER SHARE
cents



2006
37.0
2005
20.8

NET ASSET VALUE PER SHARE
$



2006
5.21
2005
5.12

ORDINARY DIVIDEND (NET)
$million



2006
185*
2005
91

SHAREHOLDERS' EQUITY
$million



2006
4,734
2005
4,548

GROSS ASSETS
$million



2006
11,004
2005
10,895

* Figure for 2006 includes proposed ordinary dividend of $131 million.

High

The High Seas: The Oceanfront @ Sentosa Cove is a waterfront luxury development for those who have not only arrived, but comfortably berthed at the top. Expect wave-making service and hospitality.



Rise

Rising To The Challenge: With crystal-clear insights of the lifestyle needs of the various consumer segments, CDL develops properties that rise to the occasion. Creating refreshingly inventive homes such as The Oceanfront @ Sentosa Cove that impress even the most savvy of customers.



High

The High Roller: One Shenton is just a shout from the upcoming Integrated Resort in the new downtown at Marina Bay – another example of CDL's penchant for residential development in locales with appreciating value.



Stakes

Raising The Stakes: In the relentless pursuit of perfection, CDL has built an enviable portfolio of properties like the iconic One Shenton that are not only highly sought after, but also enhance the stakeholders' value.



High

A High Point In Branded Residence: The ultra-luxurious 173-unit St. Regis Residences at Tanglin Road has already garnered a reputation for being what is perhaps the most prestigious address in Singapore, pioneering Singapore's first branded residence.



Class

In A Different Class: Catering to the most demanding clientele in the glamorous high-end luxury market segment, refined selections such as CDL's St. Regis Residences is the preferred choice of the distinguished whose vocabulary rarely includes 'compromise'.



High

High-Tech Abode: By harnessing state-of-the-art technology in design methodology and construction, CDL continues to maintain exquisite quality in its residences like Tribeca, ensuring that every development is designed with perfection in mind.



Tech

Living Technology: What use is innovation if it does not improve the quality of life? CDL develops progressive, intelligent homes that meet the highest expectations of our tech-savvy buyers. Working from residences in the city such as One Shenton has never been cooler!





On behalf of the Board of Directors, I am pleased to report a profitable year for the City Developments Limited Group.

LOCAL INDUSTRY REVIEW

The economy performed favourably in 2006 with a GDP growth of 7.9% and an all-time high in employment creation was achieved during the year. The Government has restructured our economy and has laid a solid foundation to propel Singapore into its next phase of growth as a global city. Its strategies of attracting skilled foreign talent and developing Singapore into a leading Asian hub for wealth management, tourism, education, medical and health, science and technology, bio-medical, logistics, and an advanced international business and financial centre, plus other forward looking initiatives, have started to place this city into the global limelight, thereby turning Singapore into an attractive strategic investment hub in Asia.

The property market has performed well during the year following its slow recovery which began at the end of 2004. Private residential property prices have increased by 10.2% compared to 3.9% last year. The increase in prices was led by the high-end projects in the prime districts of 9, 10, 11 as well as new districts like Marina Bay/Downtown Core and Sentosa Cove which increased by 17% for 2006. Private apartments within the rest of central region and outside the central region rose by only 3% and 4.2% respectively. The market has evolved into a segmented one with high-end luxury segment achieving significant increases as compared to the mid-to-low segment. This has prompted the Government to reclassify property price indices to better reflect the price trends in the different segments.

Whilst the recovery of the market was propelled by the high-end luxury segment, the improvement is mainly due to an improving economy, renewed confidence and pent-up demand from limited high-end supply when the property market was suffering for almost 10 challenging years. Increased interest from well-heeled foreigners who are global investors, who tend to have more than one home in more than one major key city, add further confidence in the Singapore economy. Overall, prices for the property market are still below its peak of 1996.

Transaction volume also registered a new record level of 11,147 units as compared to an average of about 7,500 units per annum for the last 10 years.

When Singapore was restructuring its economy, rental for the office sector was low. But now, the situation is reversed with more business investments on-stream and companies expanding its operations. This had led to a natural phenomenon as the office sector has performed remarkably well with rentals increasing by more than 30% for 2006. Grade A office space has once again hit the high of $13.00 per square foot. Average occupancy was 89.5% and a shortage of prime office space is expected in the next few years.

The retail sector has also performed well with occupancy of about 95% and prime rental increasing by about 4.6%.

GROUP PERFORMANCE

For the year ended 31 December 2006, the Group delivered a sterling performance with attributable profit rising by 76% to $351.7 million (2005: $200.4 million) on the back of higher revenue of $2.55 billion (2005: $2.37 billion) and improved margins from both the property development and hotel segments. Pre-tax profit of $150.9 million was also recognised on the disposal of long leasehold interest in four hotels to CDL Hospitality Trusts (CDLHT). Basic earnings per share increased by 78% to 37.0 cents for the year (2005: 20.8 cents).

In view of the excellent results, the Board has now proposed the payment of a special final gross dividend of 10 cents per share to be paid together with the final gross dividend of 7.5 cents per share. After taking into consideration the special interim dividend of 7.5 cents which was paid on 27 December 2006, the total dividend proposed or paid by the Company to its ordinary shareholders for the year under review amount to 25.0 cents per share. This is twice the amount of 12.5 cents per share paid for year 2005.

The Group has continued to be the only major listed Singapore property company that has adopted a conservative accounting policy of depreciating its investment properties as allowed by the Financial Reporting Standards (FRS). When FRS 40 on investment properties becomes mandatory from 1 January 2007, the Group will continue to adopt its current policy of stating its investment properties at cost less accumulated depreciation. If the Group were to adopt the policy of stating its investment properties at valuation, it will be able to boost its results significantly through the recognition of revaluation surpluses. However, the Group is of the view that as investment properties are held as long-term investments, by stating them at valuation would result in the recognition of unrealised gains in the profit and loss account which may, in turn, cause a fluctuation in its actual operating performance from year to year depending on the state of the market. If other listed property companies were to state their investment properties at valuation, this difference in accounting treatment will render our financial results not directly comparable with theirs.

PROPERTY

2006 was an exciting and successful year for the Group. Although it sold 1,337 units in 2006, which is lower than the 2,071 units achieved in 2005, the sales value for 2006 of $2.77 billion was substantially higher compared to $1.66 billion achieved in 2005.

The Group is confident that the Singapore property market will continue to perform well. We have focused our priority and resources on the domestic market and are now well positioned to maximise and reap the benefits in a market that we know best, and one that is on an upswing momentum. The Group has remained steadfast to its strategy to be the proxy to the Singapore real estate market. It has maintained its leadership position by spearheading the launch of several extraordinary developments and created much buzz in the high-end market segment.

It successfully launched four high-end projects in 2006. The Group set new benchmarks by redefining lifestyles in Singapore with the launch of the first of its kind, the prestigious St. Regis Residences in early June. During the launch, it set unprecedented record prices of over $3,000 per square foot, commanding a 30% premium. This development comprising only a limited 173 beautifully appointed apartments pushed the envelope of sophistication and introduced an unmatched ultimate luxury to Singapore. This joint-venture project was released for sale in phases and to date, 134 units out of the 150 units released for sale have been sold. Over 75% of units sold have been bought by well-heeled foreigners who understand the value of branded residences. By year end of 2007, the hotel is scheduled to be open whilst the residences are expected to be ready in 2008. With their completion, the holistic branded residence experience will be realised and appreciated.

In mid-June, the Group also released for sale Residences @ Evelyn, a 208-unit joint-venture development located on an elevated site in the prime Newton vicinity, which is near completion. All phases of this project have since been launched. To date, more than 93% of the project has been sold. Another highlight of the Group's launches was the highly successful 264-unit waterfront enclave – The Oceanfront @ Sentosa Cove. Launched in July, this 50:50 joint-venture development met with phenomenal response, setting new benchmark prices for Sentosa Cove at that time. The project has been fully sold.

In November, the Group launched Phase 1 of Tribeca by the waterfront, a 175-unit, freehold luxurious development located next to Grand Copthorne Waterfront Hotel that boasts panoramic views of the Singapore River. It met with good response and to date, of the 140 units released, 127 units have already been sold.

Even though the recovery of the property market has been mainly confined to the high-end segment, the mid-tier market is also slowly making some progress. In October, the Group, together with its joint-venture partners launched the sale of 472-unit freehold condominium, Ferraria Park in the Changi/Loyang area. More than 70% of the 250 units released under two phases have since been sold and we expect the sales to pick up as the recovery of the property market begins to be more broad based.

During the year, the Group booked in profits from both St. Regis Residences and The Sail @ Marina Bay which are joint-venture developments. Other joint-venture developments contributing towards the profits include The Pier at Robertson, Savannah CondoPark, Parc Emily, Residences @ Evelyn and Edelweiss Park.

Wholly-owned projects such as City Square Residences also contributed to the profits for the year under review.

However, profits from The Oceanfront @ Sentosa Cove, Tribeca and Ferraria Park have not been accounted for as these projects are still in the early stage of construction.

The office market has performed robustly with limited supply and strong demand due to the improving economy. Occupancy rate of the Group's properties has improved to 92.3% and rental rates upon renewal of leases would be adjusted to the current market level. As office leases are usually committed for three to five years, adjustments would take time and rental increase for the portfolio would be gradual and steady.

Grade A offices performed particularly well with Republic Plaza achieving about $13.00 per square foot, surpassing the earlier peak of $11.00 per square foot in 1996.

In line with the Group's strategic land acquisition policy to replenish its land bank, the Group successfully acquired four parcels of strategically located sites with land area of about 917,000 square feet and potential development areas of approximately more than 1.8 million square feet. Cost of these acquisitions amount to over $1 billion.

HOTEL

Millennium & Copthorne Hotels plc (M&C), in which the Group has a 53% interest delivered the highest level of profits since its listing in 1996. The positive results are due to an improvement in operating profits and realisation of some capital gains from the disposal of a few assets.

Revenue increased 8.6% to £646.3 million (2005: £595.2 million) with headline operating profit up 15.4% to £124.7 million (2005: £108.1 million). Headline profit before tax (excluding other operating income and impairment) rose to £94.4 million, an increase of 27.6% (2005: £74.0 million). For the year under review, M&C sold the long term leasehold interests in three Singapore hotels to CDLHT. This realised £210.6 million in cash of which £78 million was reinvested for a 39.1% stake in CDLHT.

The strong and sustainable results achieved are testimony of the focused strategy laid down by its board in 2004 during the industry's low point in 2003, which was aimed at restoring M&C's profitability, redeploying its assets and developing the hotel brand, whilst maintaining a dividend consistent with the Group's overall performance.

CURRENT YEAR PROSPECTS

PROPERTY

The economy is expected to perform strongly and the Government has recently upgraded its forecast to 4.5% - 6.5% from the earlier estimate of 4% - 6%.

Demand for residential properties is expected to remain strong in 2007 given the forecast of almost full employment, strong economic growth across the various sectors, the official policy of attracting foreign talent, low interest rate environment and the remaking of Singapore economy to broaden its growth potentials.

In January 2007, the Group launched the much-awaited One Shenton – a redevelopment of an old office building in the Central Business District into a residential project. The response to this 341-unit iconic masterpiece located in the Marina Bay vicinity was overwhelming.

With the continuing strong demand in the high-end luxury market segment, the Group has lined up three upmarket projects for launch in the next few months.

The first is the boutique 59-unit development at Balmoral Park/Stevens Road known as The Solitaire. With its good location, hilltop views and fine architecture, good response is expected. The second project is the luxurious development at the former Kim Lin Mansion site on Grange Road. This distinctive 110-unit development, with generous landscaping, comprises good size apartments with most of the units offering a 360° view of the surrounding is attracting interests from individuals as well as real estate funds and corporate investors. Both are freehold developments.

The third development is the much sought-after 223-unit luxurious residential development at Quayside Collection at Sentosa Cove. With all units having water or marina views, and the popularity of Sentosa Cove, the response is expected to be overwhelming.

In view of the improving sentiments in the mid-market segment, the Group is also planning to launch this year a 50:50 joint-venture development at the former Parkview site. This 493-unit project will be launched in phases.

Construction costs have increased over the last 12 months due to higher demand resulting from the more active property market and construction of the two mega Integrated Resorts. Cost of new developments has increased and will underpin the improving property prices.

The Group has recently acquired another enbloc sale site at Thomson Road. The Albany consisting 56,865 square feet (including the adjoining state-land) has the potential to be developed into a 36-storey residential project with about 135 apartments, strengthening its presence in this vicinity. The Group has earlier purchased in March 2006 the adjoining Lock Cho Apartment, Comfort Mansion and a four-storey walk-up apartment which has a combined plot area of about 137,479 square feet and if amalgamated with the adjoining state land, it will enlarge the site to approximately 178,000 square feet. With a permissible height of up to 36 storeys, the proposed freehold development is expected to comprise about 380 to 400 apartments. This is in line with the Group's policy of strategic land acquisition.

Construction of the 700,000 square feet City Square Mall has begun and it is expected to open for business in 2009. The project has generated much interest among the major retailers and the Group is in the midst of negotiation with several of them for anchor tenancies in the Mall.

The Group has received expressed interest for its retail properties to be injected into a REIT. The Group is keeping its options open and may even consider its own retail REIT at the right time.

The office market is expected to perform very well in the next few years especially with tightening supply and growing demand. Occupancy of our office portfolio is almost 94% now and rentals are expected to continue to improve further this year. The Group is mindful that an office REIT is a trendy proposition and one that the market expects. But the timing of when to list is critical as the yield is used to determine the capital value of the assets in a REIT. Unlike a hospitality REIT where hotel rates can be changed overnight, office tenancy agreements can only be renewed when the leases expire, usually in three to five years. It is in the Group's interest to ensure that our real estate values are maximised for our shareholders. The Group is evaluating various proposals submitted by investment bankers to determine the viability of creating an office REIT at this point of time or at some future date. Alternatively, we are also considering other proposals to unlock shareholder value. We will evaluate our options and an announcement will be made in due course.

HOTEL

M&C remains committed to grow its international hotel business as a long-term owner and operator of hotels in many global gateway cities. Its main focus is to create larger, more sustainable earning streams with better gross margins.

The Group has continued to view its investment in M&C with a unique twin strategy. By being a hotel operator, it has been able to generate positive, sustainable cash flow for the Group. At the same time, it has been able to utilise its real estate expertise to exploit the maximum value of its hotel assets and enhance the real estate value by elevating the status of some of its key strategic hotels in prime locations through total refurbishment and redevelopment like the Zenith Residences in Sydney, conversion of Sunnyvale (Silicon Valley, USA) and even the potential redevelopment of some other hotels in London and USA. Furthermore, the Group is also lending its expertise to help to develop a super luxurious condominium in Kuala Lumpur, Malaysia, located along the popular shopping belt which is a piece of prime property owned by M&C just next to the Regent Hotel. The Group has also been able to unlock shareholder value when the opportunity is right as was done in the case of the sale of The Plaza Hotel in New York and the recent flotation of the hospitality REIT.

With its strong balance sheet and the flexibility created through the hospitality REIT platform, M&C is in an advantageous and enviable position to seize opportunities and is well placed for its next phase of growth.

M&C will also continue to strengthen its brand positioning and grow its presence through management contracts. It announced the winning of 9 new management contracts in 2006 taking the total number of rooms signed since 2004 to just under 4,000 and the total number of management contracts to 21.

The M&C board had earlier laid the foundation with focused strategies for M&C during the difficult period of 2003. With the appointment of the new Group Chief Executive Officer, Peter Papas, with effect from 1 March 2007, his broad experience and hands-on leadership will provide a fresh impetus to drive organic growth as well as selected acquisitions at the opportune time so as to bring M&C to the next level. M&C is confident that with a new and solid management team, it is well poised to propel the business forward to achieve higher and more sustainable growth.

GROUP PROSPECTS

The prospect for the Singapore real estate market looks bright for the next few years. The government has restructured our economy and is making it an attractive place to live, work and play. There are various factors which have contributed to the attraction of global investors.

Firstly, there is now increased liquidity in the world and relatively lower risk premiums paid by corporate borrowers. With globalisation and innovation, there is a global financial revolution with greater access to global funds. More companies have an increased appetite to invest and Singapore is a favourite choice investment city.

Secondly, the Singapore economy today is more vibrant and sustainable with great potential. Foreign capital is flowing into Singapore as the government has put in place a stable, cosmopolitan and conducive environment for investment. It has remained nimble and determined to push ahead to develop Singapore into a global city. This has attracted many investors to Singapore as their base for expansion into the resurgent Asia Pacific region.

Thirdly, non-traditional markets such as China, Russia, India and Middle East which have attained emerging wealth are also attracted to Singapore and are starting to explore opportunities here as a springboard to the dynamic Asia Pacific markets.

Singapore is well positioned to reap the benefits of these market trends. The influx of foreign investments, foreign talents, high net worth individuals into Singapore and increased tourism with visitor arrivals has translated into a rise in demand and interest for the real estate market which augurs well for our economy.

With the locked-in profits from progressive recognition of pre-sold development projects, the Group is confident to perform even better over the next 12 months.

APPRECIATION

I would also like to thank the Management and staff for their unwavering dedication and hardwork in the past year. We are also deeply appreciative of the continued support of our stakeholders including our investors, customers, business associates and the community.

KWEK LENG BENG
Executive Chairman
28 February 2007

董事主席报告

本人谨代表董事部同人，欣然呈报城市发展有限公司集团取得盈利一年的业绩报告。

本地行业回顾

2006年新加坡经济总体表现良好，国内生产总值增长率为7.9%，就业率也在年内创造了历史新高。政府实施经济改组，为推动新加坡成为下阶段持续成长的环球都市奠定了坚实的基础。新加坡推行的吸引外来人才策略，将新加坡发展成为领先亚洲的财富管理、旅游、教育、医疗卫生、科技、生物医学、物流与先进的国际商业和金融中心，加上其他具有前瞻性的创新思维，使这个城市已经开始进入全球瞩目的舞台，从而将新加坡转型为亚洲极具吸引力的战略投资枢纽。

自2004年底缓慢复苏以来，房地产市场于是年表现良好。私人住宅产业价格增长了10.2%，去年同期为3.9%。价格增长主要是由位于第9、10、11邮区以及一些新发展地段如滨海湾、中央商业区和升涛湾的高端豪华项目所拉动，这些地段2006年价格上涨了17%。私人公寓在中心地区及中心地区之外仅各上涨了3%和4.2%。市场已经形成分割性局面，与中低级房地产相比，高端豪华房地产更能够实现较大幅度的增值。这也促使政府对产业价格指数进行重新分类，以更好地反映不同等级房地产的价格走势。

尽管高端豪华房地产推动了市场的复苏，但市场得以改善的主要原因则是总体经济形势改善、信心恢复以及近10年经济低迷造成高端市场供应有限后所出现的迫切需求。外国投资者的购房兴趣猛涨，他们通常在世界不只一个主要城市拥有不只一套房产，而且对新加坡的经济发展更有信心。总体而言，房地产价格仍低于1996年时的高峰。

成交量也创纪录地达到11,147个单位，过去10年的年平均成交量则为7,500个单位。

当新加坡进行经济重组时，办公楼市场租金也较低。现在的情况恰恰相反，商业活动非常活跃，公司也在扩充业务，这自然导致办公楼市场表现特出，租金价格比2006年增长了超过30%。A级办公楼月租金再次冲到每平方英尺13元的高位，平均租用率为89.5%，预计未来几年顶极办公楼市场将出现供应短缺。

零售部分表现也很优良，租用率达到95%，租金提高了约4.6%。

集团业绩

截至2006年12月31日，集团取得可观的业绩，盈利增长76%，达到3.517亿元（2005年为2.004亿元），这基于25.5亿元的较高营业额（2005年为23.7亿元）以及房地产发展和酒店业务两方面所获取的增进收益。集团脱售4家酒店给城市发展酒店服务信托（CDLHT）的交易，也带来一笔1.509亿元的税前盈利。本年度每股盈利增长78%到37分（2005年为20.8分）。

鉴于良好的营运表现，董事部提议派发每股10分的特别年终毛股息，及7.5分年终股息。加上之前于2006年12月27日派发的每股7.5分中期股息，集团本年度全年股息共达25分，比2005年的12.5分多一倍。

集团继续成为唯一采取保守会计政策，依照财务报告准则（FRS）将其投资产业加以折旧的新加坡主要上市产业公司。当投资产业财务报告准则（FRS 40）于2007年1月1日法定强制执行时，集团将继续采取现行政策，将投资产业以成本扣除累积折旧折算。如果集团对其投资产业采取评估方式，通过其估计盈余可以大大提升业绩表现。但是集团认为地产是一种长期投资，评估方式将导致加入不实际的盈余于损益帐上，反过来会因实际经营业绩逐年视市场状况变化而造成波动。如果其他的上市房地产公司是采用评估方式折算，不同的财务折算方式将使我们与他们的财务表现不具有直接可比性。

产业

对于集团而言，2006年是令人振奋和取得成功的一年。虽然2006年售出1,337个住宅单位，低于2005年售出的2,071个单位，但销售额达27.7亿元，远远高于2005年的16.6亿元。

集团相信房地产市场将继续有良好表现。我们将重点和资源集中于国内市场，以从这个我们最了解并处于上升势头的市场中获取最大增值和收益。集团继续坚定推行保持新加坡房地产市场标志地位的发展战略，通过率先推出几个独特的发展项目，始终保持着在新加坡市场的领导地位，并在高端豪华市场掀起了几股热潮。

2006年集团成功发布了几个高端项目。集团通过6月初在新加坡首个发布著名奢华品牌瑞吉居，重新定义了本地豪华生活新标准。发布期间，价格达到破纪录的每平方英尺超过3,000元，高于正常价格的30%。瑞吉居仅包括有限的173套精美奢华公寓，成为新加坡无可比拟的豪华颠峰。此合资项目分期开放于市场销售，迄今150个开售单位已售出134个单位，其中超过75%的单位被熟知这个著名品牌价值的外国人买入。酒店部分计划于2007年底开业，公寓部分预计在2008年完工。整体完成后，其卓越的品牌价值将得以充分展示和体现。

6月中旬，集团发售傲世园。该将近竣工的合资发展项目拥有208个单位，位于纽顿附近的高尚住宅区。项目的所有阶段均已推出，迄今已售出93%。集团的另一亮点是成功发布了拥有264个单位的濒海高端项目升涛舫。7月发布的这个50:50合资发展项目取得惊人的反响，为当时的升涛湾地段创造了新的价格标准。这个项目已经全部售罄。

11月集团发布了翠碧家项目第一期。拥有175个单位的永久地契豪华公寓位置临近国尊河畔酒店，迷人的新加坡河景一览无余。该项目反应热烈，先期发售的140个单位已售出127个。

虽然房地产市场的复苏主要集中于高端部分，中端市场也取得一些缓慢进展。10月，集团与合资伙伴一起发布销售位于樟宜/罗央地段拥有472个单位的永久地契公寓Ferraria Park。分两期发售的250个单位已售出超过70%，随着房地产市场更全面的复苏，我们预期销售会出现上升态势。

本年度，集团从合资发展的瑞吉居和滨海舫两项目均获取了利润。其他可获取利润的合资发展项目还包括乐滨轩、百馨园，Parc Emily，傲世园以及艾得薇。独资项目城市雅居也在本受检讨年度贡献了利润值。

不过，升涛舫、翠碧家和Ferraria Park因处于初期施工阶段，利润没有被计算在内。

办公楼市场因供应有限和需求旺盛而表现强劲。集团的租用率上升到92.3%，现有租约进行更新时，租金将根据市场尺度向上调高。由于办公楼租约通常为3至5年，调整需要一段时间、租金的上调也将采用渐进和稳定的方式。

A级办公楼表现尤其优异，共和大厦租金达到每平方英尺13元，甚至高于1996年高峰时的每平方英尺11元。

按照集团充实土地库存的土地采购策略，集团成功收购了4块地皮，面积共约917,000平方英尺，开发潜力为180多万平方英尺。这些地皮总成本超过10亿元。

酒店

集团占有53%股权的千禧国尊酒店(M & C)取得1996年上市以来最高盈利水平。优异的业绩取决于经营管理的改善，以及通过脱售几处资产获取了良好的收益。

营业额增长8.6%达到6.463亿英镑(2005年为5.952亿英镑)，带来利润增长15.4%达到1.247亿英镑(2005年为1.081亿英镑)。税前盈利(不含其他业务收入和受损)升至9,440万英镑，增长27.6%(2005年为7,400万英镑)。在本受检讨年度，千禧国尊酒店出售3家长期租契权益的新加坡酒店给城市发展酒店服务信托(CDLHT)，获得2.106亿英镑的现金，其中的7,800万英镑转投为39.1%的城市发展酒店服务信托(CDLHT)股权。

这一成果充分肯定了2004年董事部针对2003年行业低潮时所作出发展战略的正确性。该战略着重恢复千禧国尊酒店的盈利能力，调配资产组合，推广酒店品牌，与集团整体发展保持一致的步伐。

董事主席报告

今年展望

产业

经济预期继续保持强劲表现，政府已经将增长预测由早期的4%-6%提高到4.5%-6.5%。

2007年住宅产业需求依然强盛。预计充分就业的市场形势、各领域经济的强劲增长、官方吸引外国人才的政策以及低利率的投资环境，都将扩宽新加坡的经济增长潜能。

2007年1月，集团发布了期待已久的珊顿一号，将一座落于商业中心的旧办公楼建筑重新发展为公寓的项目。这个位于滨海湾区域而拥有341个单位的座标式发展项目一经推出，便获得极其热烈的市场反应。

在高端豪华市场需求持续旺盛的时刻，集团已有3个高档项目在未来几个月蓄势待发。

第一个是位于巴慕乐园/史蒂芬路拥有59个单位的精品项目Solitaire。因其良好的地段、山顶景观和优良的建筑设计，预计将获得良好的反映。第二个项目是位于格兰芝路之前金陵大厦地段的豪华项目。此别具一格的110个单位项目拥有宽广的园林布置，设计优良的住宅空间，大部分单位都拥有360°周遭景观，将对个人、房地产基金和公司投资机构均产生巨大的吸引力。两个项目均为永久地契。

第三个项目是位于升涛湾Quayside Collection地段的223个单位众所期待的豪华住宅项目，由于所有单位均拥有水景及海景观点，加之升涛湾地段的声望，预期市场反映将再次狂热。

鉴于中端价位市场的改善，集团也计划今年在以前的Parkview地段推出50:50合资发展项目。该项目拥有493个单位，将分期推出。

建筑成本在过去12个月上升，这是基于高需求导致房地产市场非常活跃，以及建造两个综合娱乐城。新增加的成本将抬高房地产开发价格。

集团近期在汤申路标得另一块整体出售地皮，面积达到56,865平房英尺的The Albany（包括邻近的国有土地），有潜力开发一个有135间公寓的36层住宅，巩固其在该地段的地位。集团于早些时的2006年3月购置了毗邻的Lock Cho Apartment，Comfort Mansion和一幢4层无电梯公寓，组合成一个面积为137,479平方英尺的地块，若合并邻近的国有土地，面积将扩大到178,000平方英尺。在可允许的36层的高度范围内，有望开发为380至400间的永久地契项目。这符合集团的土地采购策略。

700,000平方英尺的City Square Mall建筑工程已经展开，预计将于2009年开业。该项目引起许多大型零售商的兴趣，集团与他们正处于谈判之中，已有一些确定进驻此商场。

集团也接收到一些将其零售产业注入房地产投资信托（REIT）的特别兴趣。集团保持自由选择的权力，在适当的时机甚至考虑其自身的零售业地产投资信托（REIT）。

办公楼市场预计于未来几年表现优异，尤其由於其供应日益紧缩，需求继续扩大。我们目前的办公楼租用率约为94%，预计今年租金会继续进一步增长。集团注意到办公楼房地产投资信托是一种发展潮流，也是市场所预期的。但何时上市的时机至关重要，其结果可决定一个房地产投资信托之中资产的资本价值。不象酒店服务信托，其价值能在一夜之间改变，办公楼租约通常为3至5年，只能等租约期满才能续约。集团的出发点是为我们的股东保证房地产价值获得最大程度的增值。集团正在评估各投资银行的献议，探讨在此时或未来某个时候成立办公楼房地产投资信托的可行性。此外，我们也在考虑其他有助于释放股东价值的献议。我们将对我们的选择进行评估，并将在适当时候公布。

酒店

千禧国尊酒店集团继续在全球许多门户城市以长期拥有和经营方式发展国际酒店业务，致力于促进其国际酒店业务的成长，其重点是创造更多更好的渠道获取更大的收益。

集团继续审视其以双重身份投资千禧国尊酒店的策略。作为酒店经营者，酒店能为集团带来积极和持续的现金流动。同时，集团能够充分发挥在房地产行业的丰富经验，发掘酒店的资产最大价值。通过对那些位处重点地段具有战略意味的标志性酒店进行翻新改造，如对悉尼的Zenith Residences进行再开发，对美国硅谷的Sunnyvale进行转型，以及对在伦敦和美国其他一些具有潜力的酒店进行改造等，提升酒店的地产价值。此外，集团也借助丰富的经验，在马来西亚吉隆坡帮助开发一个超级豪华公寓，位处著名的黄金购物地带，由M&C拥有，座落于Regent Hotel隔邻。集团也把握机遇释放股东利益，如出售纽约的The Plaza Hotel以及近期服务产业信托基金的上市。

通过酒店服务信托创造性地取得良好的收支平衡和机动能力，千禧国尊酒店抓住机遇占据令人称羡的有利位置，为下一阶段的发展壮大作好了准备。

千禧国尊酒店也通过管理合约，继续巩固品牌价值，加快成长步伐。酒店宣布2006年赢得了9份新的管理合约，这使它从2004年以来所签下的房间总数达到约4,000间，管理合约总数为21份。

千禧国尊酒店董事部在2003年酒店处于困难时期时，为酒店拟定了重点发展战略。2007年3月1日起酒店新的首席执行官Peter Papas上任，他的丰富经验和实际领导能力为酒店在适当时机作出正确的抉择提供了新的驱动力，将推动酒店跨上一个新的台阶。千禧国尊酒店有信心，在新的团结的管理团队的领导下，将作好准备，推动企业实现更高更大的持续增长。

集团前景展望

未来几年新加坡房地产市场前景光明。政府重组了经济结构，正在将新加坡发展成为一个适于生活、工作和玩乐的灿烂都市，各种综合因素加强了对全球投资者的吸引力。

首先，目前全球流动资金增加，企业借贷所支付的保费风险相对较低。随着全球化发展及创新，一场全球性金融革命为全球资金带来更广阔的流通，更多公司增加了投资的兴趣，而新加坡是他们所钟爱的投资城市。

其次，今日新加坡的经济更有活力，蕴藏着更大的潜力。由於政府打造了一个稳定、全球化、亲和力的投资环境，吸引了外国资金涌入，同时仍然敏捷和坚定地推动新加坡发展成为一个国际都会。这吸引了不少投资者以新加坡为基地，进军亚太区域市场。

第三，非传统市场如中国、俄罗斯、印度和中东都取得了新的财富增长，这也吸引投资者们落户新加坡开始寻找机会，以此作为进军亚太市场的跳板。

良好的定位使新加坡从这些市场趋势中获益。外资涌入，高素质的外来人才，到访新加坡的游客人数大幅上升，都转化成对房地产市场的需求增高，也预示着我们经济的良好态势。

基于对预售发展项目陆续可获取利润的锁定，集团相信在接下来的12个月内将取得更好的成绩。

致谢

我谨代表董事部，感谢管理层和职员们过去一年所作出的辛勤努力与奉献。我们亦对我们的股东包括我们的投资者、客户、商业伙伴以及社区的不懈支持，致以深深的谢意。

郭令明
执行主席
2007年2月28日

BOARD OF DIRECTORS


KWEK LENG BENG


KWEK LENG JOO


CHEE KENG SOON


CHOW CHIOK HOCK

KWEK LENG BENG, 66

Appointed as Director and Executive Chairman of City Developments Limited (CDL) since 1 October 1969 and 1 January 1995 respectively, Mr Kwek was re-elected on 29 April 2004. He also sits on the Nominating Committee of CDL.

Mr Kwek is the Chairman of London-listed Millennium & Copthorne Hotels plc (M&C) and Hong Leong Asia Ltd. (HLA). He is also the Chairman and Managing Director of Hong Leong Finance Limited (HLF) and Hong Kong-listed City e-Solutions Limited (CES).

Mr Kwek holds a law degree, LL.B (London) and is also a fellow of The Institute of Chartered Secretaries and Administrators. He has extensive experience in the finance business, having grown from day one with the original Hong Leong Finance Limited which has since merged its finance business with Singapore Finance Limited (now known as HLF). He also has vast experience in the real estate business, the hotel industry as well as the trading and manufacturing business.

KWEK LENG JOO, 53

Appointed as Director and Managing Director of CDL since 8 February 1980 and 1 January 1995 respectively, Mr Kwek is an Executive Director of CES and also sits on the board of HLF and M&C.

Mr Kwek holds a Diploma in Financial Management and has extensive experience in property development and investment.

Mr Kwek is also Vice Chairman of the Singapore Business Federation and Vice President of the ASEAN Chamber of Commerce & Industry. Other appointments include Chairmanship of Sun Yat Sen Nanyang Memorial Hall Company Limited, the Board of Trustees of National Youth Achievement Award Council, and Chinese Language & Culture Funds Management Committee as well as the Immediate Past President of the Singapore Chinese Chamber of Commerce and Industry.

CHEE KENG SOON, 74

Appointed a Director of CDL since 29 March 1995, Mr Chee was last re-appointed a Director on 26 April 2006 pursuant to Section 153(6) of the Companies Act, Chapter 50. He is also the Chairman of the Audit, Nominating and Remuneration Committees of CDL.

Mr Chee had previously held the position of Auditor General for more than 20 years and had served on the board of Inland Revenue Authority of Singapore. Mr Chee holds a Bachelor of Arts (Honours) degree in Geography from University of Malaya.

CHOW CHIOK HOCK, 68

Appointed a Director of CDL since 1 October 1969, Mr Chow was last re-elected on 26 April 2006. He also sits on the Remuneration Committee of CDL.

Mr Chow has extensive experience in real estate and was actively involved in the management and development of the Grand Hyatt Taipei. He presently sits on the boards of Hong Leong Holdings Limited and other companies in the Hong Leong Group.



FOO SEE JUAN



KWEK LENG PECK



HAN VO-TA



TANG SEE CHIM

FOO SEE JUAN, 66

Appointed a Director of CDL since 2 June 1986, Mr Foo was last re-elected on 27 April 2005. He also sits on the Audit and Nominating Committees of CDL.

Mr Foo holds a Bachelor of Law degree from the National University of Singapore and is a partner of a law firm. He presently sits on the boards of various companies in the CDL Group.

KWEK LENG PECK, 50

Appointed a Director of CDL since 1 August 1987, Mr Kwek was last re-elected on 26 April 2006. He is an Executive Director of HLA and CES and also sits on the boards of HLF, M&C, New York-listed China Yuchai International Limited and Malaysia-listed Tasek Corporation Berhad.

Mr Kwek holds a Diploma in Accountancy and has over 25 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.

HAN VO-TA, 58

Appointed a Director of CDL since 20 September 1988, Mr Vo-Ta was last re-elected on 27 April 2005. He also sits on the Audit Committee of CDL.

Mr Vo-Ta sits on the boards of various companies in the Hong Leong Group.

Mr Vo-Ta holds Bachelor of Science and Master of Science degrees in Management from Massachusetts Institute of Technology and is presently a member of the Board of Trustees of SIM University. Mr Vo-Ta was previously an international banker, having worked with Bank of Montreal in Montreal, Toronto, Manila and Singapore. He was also General Manager of Singapore Finance, President of the Singapore Canadian Business Association, co-founder & past President of the MIT Club of Singapore, Senior Advisor of UBS AG and member of the Governing Council of Singapore Institute of Management.

TANG SEE CHIM, 74

Appointed a Director of CDL since 28 August 1995, Mr Tang was last re-appointed a Director on 26 April 2006 pursuant to Section 153(6) of the Companies Act, Chapter 50. He also sits on the Audit and Remuneration Committees of CDL.

Mr Tang, an Advocate & Solicitor of the Supreme Court of Singapore and a Barrister-at-law, Middle Temple, is presently the Consultant with the law firm of David Lim & Partners, Singapore. He also holds a Bachelor of Science (Honours) degree in Economics (University of London).

Mr Tang also sits on the boards of G K Goh Holdings Limited, HupSteel Limited and New Toyo International Holdings Ltd. His other appointments include honorary legal adviser to Ren Ci Community Hospital, Singapore Hospice Council and Nanyang Girls' High School.

CORPORATE STRUCTURE
as at 1 March 2007


Hong Leong Group Singapore
City Developments Limited*
83 Subsidiary Companies
29 Associated Companies
9 Limited Liability Corporations
52%
City e-Solutions Limited*
11 Subsidiary Companies
53%
Millennium & Copthorne Hotels plc*
99%
Target Realty Limited
5 Subsidiary Companies
Asia
Australasia
Europe
North America
Republic Hotels & Resorts Limited
(100%)
18 Subsidiary Companies
2 Associated Companies
Grand Plaza Hotel Corporation*
(66%)[1]
1 Associated Company
18 Subsidiary Companies
11 Associated Companies
1 Subsidiary Company
CDL Hotels Holdings New Zealand Limited
(100%)
1 Subsidiary Company
Millennium & Copthorne Hotels New Zealand Limited*
(70%)
40 Subsidiary Companies
1 General Partnership
50 Subsidiary Companies
17 Limited Liability Corporations
17 Limited Partnerships
4 General Partnerships
KIN Holdings Limited
(61%)
Kingsgate International Corporation Limited
(100%)
9 Subsidiary Companies
CDL Investments New Zealand Limited*
(63%)
1 Subsidiary Company
10 Subsidiary Companies

Notes: [1] Held through a 60% subsidiary company of Millennium & Copthorne Hotels plc and a wholly-owned subsidiary company of Republic Hotels & Resorts Limited

* Listed Companies

CORPORATE DIRECTORY

BOARD OF DIRECTORS
Executive
Kwek Leng Beng, Executive Chairman
Kwek Leng Joo, Managing Director

Non-Executive
Chee Keng Soon, Independent
Chow Chiok Hock
Foo See Juan, Independent
Kwek Leng Peck
Han Vo-Ta, Independent
Tang See Chim, Independent

BOARD COMMITTEE
Kwek Leng Beng
Kwek Leng Joo
Chow Chiok Hock
Kwek Leng Peck
Han Vo-Ta

AUDIT COMMITTEE
Chee Keng Soon, Chairman
Foo See Juan
Han Vo-Ta
Tang See Chim

NOMINATING COMMITTEE
Chee Keng Soon, Chairman
Kwek Leng Beng
Foo See Juan

REMUNERATION COMMITTEE
Chee Keng Soon, Chairman
Chow Chiok Hock
Tang See Chim

CITY DEVELOPMENTS SHARE OPTION SCHEME 2001 COMMITTEE
Kwek Leng Joo, Chairman
Foo See Juan

SECRETARIES
Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong

REGISTRARS AND TRANSFER OFFICE
M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Tel: 6227 6660

REGISTERED OFFICE
36 Robinson Road
#04-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6225 4959
Email: enquiries@cdl.com.sg

AUDITORS
KPMG
Certified Public Accountants, Singapore
16 Raffles Quay
#22-00 Hong Leong Building
Singapore 048581
(Partner-in-charge:
Tham Sai Choy,
appointment commenced
from the audit of the financial
statements for the year ended
31 December 2005)

PRINCIPAL BANKERS
Australia and New Zealand Banking Group Limited
BNP Paribas
Bank of America
Bank of China Limited
Calyon
Citibank, N.A.
Commerzbank Aktiengesellschaft
Crédit Industriel et Commercial
DBS Bank Ltd
DZ Bank AG
Mizuho Corporate Bank Ltd
Norddeutsche Landesbank Girozentrale
Oversea-Chinese Banking Corporation Limited
Standard Chartered Bank
Société Général
Sumitomo Mitsui Banking Corporation
The Bank of Nova Scotia Asia Limited
The Bank of Tokyo-Mitsubishi UFJ, Ltd
The Hongkong and Shanghai Banking Corporation Limited
The Royal Bank of Scotland plc
United Overseas Bank Limited

HIGHLIGHTS OF THE YEAR






SGX

JANUARY

- CDL was among the Top 20 companies ranked by highest overseas revenue in the Singapore International 100 Ranking 2006.

- CDL supported a daring feat for charity. Chairman and Honorary CEO of Ren Ci Hospital and Medicare Centre, Venerable Shi Ming Yi, walked across 20m-long, 15cm-wide parallel beams suspended outside the top of Republic Plaza, CDL's flagship building, to raise funds in the Ren Ci Charity Show for the hospital.

FEBRUARY

- CDL was the sole recipient in the Best Social Report category of the Singapore Environmental & Social Reporting Awards 2005 awarded by Association of Chartered Certified Accountants (ACCA).

MARCH

- CDL purchased a Thomson Road site that includes Lock Cho Apartment, Comfort Mansion and a four-storey walk-up apartment for $156.3 million. By amalgamating with an adjoining state land, the site may be enlarged to 179,828 square feet to be redeveloped into a 36-storey project comprising 380 to 400 units.

- Hive @ RP, located at the basement of Republic Plaza was launched. It is the new gastronomic haven at Raffles Place featuring numerous trendy food and beverage (F&B) outlets.

APRIL

- CDL's projects received the most honours at the Building and Construction Authority Awards (BCA) 2006. The 10 awards include three Construction Excellence Awards (Goldenhill Park Condominium, Goldenhill Villas and Nuovo Executive Condominium [Merit]); three Best Buildable Design Awards (Savannah CondoPark, The Esparis and Monterey Park Condominium [Merit]); two Green Mark Gold^{Plus} (City Square Residences and St. Regis Hotel & Residences, Singapore) and two Green Mark Gold (The Sail @ Marina Bay and Tribeca).

- In Reader's Digest's Annual Consumer Brand Preference Survey 2006, CDL was the only Gold Award Winner in the Property Developer category in Singapore.

MAY

- CDL's first hotel in Thailand, the five-star Millennium Hilton Bangkok with 542 rooms along the Chao Phraya River was officially opened.

- CDL made a successful bid for Lucky Tower through its wholly-owned subsidiary, Aston Properties Pte Ltd, for $383 million. Located along Grange Road, this prime 169,189 square feet freehold site can be built into a 24-storey condominium.

- For its excellence in Occupational Health and Safety management in the workplace for 2006, CDL was the only company in Singapore to be conferred the Royal Society for the Prevention of Accidents (RoSPA) Gold Award.

- CDL was the proud recipient of two FIABCI Prix d'Excellence awards under the Residential Category for Changi Rise (1st Runner-Up) and Goldenhill Villas (2nd Runner-Up). The prestigious Award recognises projects of outstanding achievement and overall merit that best embody excellence in all the real estate disciplines involved in its creation.

- Goldenhill Park Condominium won a Merit Award at the 3rd International Federation of Landscape Architects (Eastern Region) for landscape architecture. CDL was the only Singapore developer to receive this prestigious award for 2006.

- The Pier at Robertson, a luxurious mixed development comprising 201-residential units and numerous F&B and retail outlets along Mohamed Sultan Road, received its Temporary Occupation Permit (TOP) and Certificate of Statutory Completion (CSC).

JUNE

- St. Regis Residences, Singapore, the one and only branded residences in Singapore was launched. The epitome of refined elegance and sophisticated living, this exclusive 173-unit development located at Tanglin Road, Tomlinson Road and Cuscaden Road will be adjoined to St. Regis Hotel, Singapore. Touted as the most exquisite launch of the year, the high-profile, red-carpet event was widely covered by the local and international media. The project is a joint venture between CDL, Hong Leong Holdings Limited and TID Pte. Ltd..



Left to right
CDL's projects take the spotlight once again when they won the most number of awards at the prestigious BCA Awards 2006.

Celebrating the glamorous launch of St. Regis Residences with the traditional popping of champagne and toast.

Mr Hsieh Fu Hua, CEO of Singapore Exchange Limited (left) and CDL Executive Chairman Mr Kwek Leng Beng striking the gong to mark the commencement of trading of CDL Hospitality Trusts.

M&C's first hotel in China, Millennium Hongqiao Hotel Shanghai was unveiled.

- The freehold 208-unit Residences @ Evelyn was officially launched. A prime elevated site offering one of the best views in the Newton vicinity, it received very positive response and Phase One units were quickly snapped up and over 93% has since been sold.

JULY

- CDL subsidiary, Millennium & Copthorne Hotels plc (M&C), announced its initial public offering of CDL Hospitality Trusts (CDLHT) on 19 July. CDLHT is the first hotel REIT in Singapore and is a stapled group comprising CDL Hospitality Real Estate Investment Trust (H-REIT) and CDL Hospitality Business Trust. In its trading debut, CDLHT's trading price rose to $0.85, above its IPO price of $0.83.

- The Oceanfront @ Sentosa Cove set a new benchmark price in Sentosa Cove when it was launched at an early bird average price of $1,300 per square foot. The 264-unit waterfront development, a joint venture with TID Pte. Ltd., achieved phenomenal success with 90% sold within a week!

- Establishing another foothold at Sentosa Cove, CDL was awarded the tender for The Quayside Collection at Sentosa Cove for $235.75 million. Set to be the only commercial and hotel site on Sentosa Cove, this 523,251 square feet site can be developed into a seven-storey, 320-room five-star hotel; a three-storey waterfront commercial and retail development and a separate six-storey high residential development.

- The luxurious 604-unit Millennium Residence @ Sukhumvit located in the heart of Bangkok was launched for sale. CDL is the overseas development consultant.

- The Singapore Young Photographer Award was initiated by CDL's Managing Director, Mr Kwek Leng Joo, to seek out and groom young photographic talents. As part of the Award, CDL also sponsored the CDL Young Architectural Photographer Award to cultivate further interest in the area of architectural photography.

- CDL was the recipient of the Minister for Defence Award, the highest accolade presented to employers at the Total Defence Awards (previously known as the SAF Awards for Employers and the Total Defence Awards for Civil Resource Owners). CDL was also inducted into the prestigious Minister for Defence Awards (MiDAS) League as a leader and advocate of national defence.

AUGUST

- CDL announced at its Half Year 2006 Analyst/Media Briefing that it's residential property sales value of $1.7 billion as at 10 August 2006 had already surpassed 2005's full year sales value of $1.66 billion.

SEPTEMBER

- CDL was voted one of Singapore's most transparent companies in SIAS (Securities Investors Association Singapore) Investors' Choice Awards 2006.

- In recognition of the company's contributions in enhancing the lives of lonely senior citizens, CDL's employee Volunteer Platform, City Sunshine Club, received the Friend of the Elderly Award by the Lions Befrienders for the second consecutive year.

- CDL was selected to be part of PUB's (Public Utilities Board) Friends of Water initiative. This accolade is in recognition of organisations that have contributed to raising awareness about water conservation and answered the call to do their part towards Singapore's water sustainability.

OCTOBER

- Ferraria Park, a freehold condominium along Flora Drive was launched. Over 70% of the 250 units released have since been sold. It is developed by Tripartite Developers Pte. Limited which is a joint venture between CDL, Hong Leong Holdings Limited and TID Pte. Ltd..

- CDL purchased Futura for $287.3 million. This District 9 freehold residential site along Grange/Leonie Hill Road is a sizeable 87,034 square feet in area and can be built up to 36-storeys with more than 100 generously-sized apartments.

- M&C officially opened Millennium Hongqiao Hotel, Shanghai, its first hotel in China. The five-star hotel, located along Yan An Xi Road, has 369 rooms.

HIGHLIGHTS OF THE YEAR





Left to right
For ten consecutive years, CDL has received the Friend of the Arts Award for its commitment to the arts.

CDL was presented the Minister for Defence Award – the highest accolade accorded to employers at the Total Defence Awards.

- In recognition of CDL's support and contribution towards National Service activities in the Singapore Police Force and Singapore Civil Defence Force, it was accorded the MHA (Ministry of Home Affairs) Award for NSmen's Employers.

- The Singapore H.E.A.L.T.H. (Helping Employees Achieve Life-Time Health) Award 2006 - Gold Award was presented to CDL by Health Promotion Board in recognition for its commendable Workplace Health Programmes to encourage employees to lead healthy and vibrant lives.

- For its significant contribution to the promotion and development of the arts in Singapore, CDL was again presented the Friend of the Arts Award for the tenth consecutive year.

NOVEMBER

- CDL launched the hip and happening 175-unit condominium Tribeca by the waterfront. The exclusive freehold development boasts panoramic views of the Singapore River and the city. Enjoying popular demand, more than 75% has already been sold.

- In recognition of its firm commitment to active corporate citizenship over the years, CDL was conferred the prestigious Corporate Citizen Award by the National Volunteer & Philanthropy Centre. CDL is the first local-based company to win this prestigious award which has previously been accorded mainly to multi-national corporations.

- Republic Hotels & Resorts Limited, a wholly-owned M&C subsidiary, was awarded a hotel site at Mohamed Sultan Road/ Nanson Road for $45.8 million. The proposed hotel can be built up to 10 storeys with about 350 to 400 rooms.

- CDL was conferred the Workplace Safety and Health (WSH) Awards 2006 – Developer Award by the Ministry of Manpower, in recognition of its contribution in promoting Occupational Safety Health (OSH) practices at the work-sites and for assisting contractors to achieve WSH excellence. CDL has previously been accorded the award in 2003. To-date, it is the only private property developer to have received this honour.

- At the Annual Safety & Health Performance Award 2006, CDL's projects, Residences @ Evelyn and Parc Emily received a Gold Award each and Butterworth 33 received a Silver Award. Residences @ Evelyn, Parc Emily and City Square Residences also received the Occupational Safety & Health Best Practices Award for Safety Solutions.

DECEMBER

- Savannah CondoPark received a Gold Award (Implementation Projects – Residential Category) and Changi Rise Condominium a Merit Award (Maintenance Projects – Residential Category) at the LIAS (Landscape Industry Association Singapore) Awards of Excellence 2006.

- H-REIT's wholly-owned subsidiary, CDLHT (BVI) One Ltd, completed its purchase of Rendezvous Hotel Auckland, a prime freehold deluxe hotel in Auckland City, New Zealand, for about NZ$113 million.

- In support of the inaugural Singapore Garden Festival, Mr Kwek Leng Joo showcased a collection of his nature photo works. 12 of his works were auctioned, raising $80,000 for the Garden City Fund, which will finance programmes that are essential for the conservation and enhancement of the natural greenery in Singapore.

- CDL's Le Grove Serviced Apartments was voted the winner for Serviced Apartment Category in the HR Vendors of the Year by 466 senior HR managers from 462 organisations across all industries. The awards, organised by Human Resources (HR) Magazine, recognise the high value contributions of HR product and service providers to the HR profession in Singapore.

SUMMARY FINANCIAL STATEMENT

IMPORTANT NOTE

The Summary Financial Statement as set out on pages 29 to 46 contains only a summary of information in the Directors' Report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company and of the Group. For further information, the full financial statements, Auditors' Report on those statements and the Directors' Report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost. Please use the Request Form at the end of this Summary Report.

SUMMARY DIRECTORS' REPORT

DIRECTORS

The directors in office at the date of this report are as follows:

Kwek Leng Beng (Executive Chairman)
Kwek Leng Joo (Managing Director)
Chee Keng Soon
Chow Chiok Hock
Foo See Juan
Kwek Leng Peck
Han Vo-Ta
Tang See Chim

PRINCIPAL ACTIVITIES

The principal activities of the Company are those of a property developer and owner and investment holding.

The principal activities of the subsidiaries are those of property developers and owners, hotel owners and operators, club operator and owner, investment in properties and in shares, property management, project management and consultancy services and providers of information technology and procurement services.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangements whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS IN SHARES OR DEBENTURES

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options, warrants and/or debentures of the Company, or of related corporations, either at the beginning or at the end of the financial year. The directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the immediate and ultimate holding company of the Company.

According to the register kept by the Company for the purposes of Section 164 of the *Companies Act, Chapter 50*, particulars of interests of directors who held office at the end of the financial year and their spouses and infant children in shares, share options and/or warrants in the Company and in related corporations are as follows:

	HOLDINGS IN WHICH THE DIRECTOR, HIS SPOUSE AND INFANT CHILDREN HAVE A DIRECT INTEREST	
	AT BEGINNING OF THE YEAR	AT END OF THE YEAR
The Company		
Ordinary Shares		
Kwek Leng Beng	361,115	397,226
Kwek Leng Joo	59,510	65,461
Kwek Leng Peck	43,758	43,758
Tang See Chim	10,000	11,000
Warrants 2006		
Kwek Leng Beng	36,111	–
Kwek Leng Joo	5,951	–
Tang See Chim	1,000	–
Preference Shares		
Kwek Leng Beng	144,445	144,445
Kwek Leng Joo	100,000	100,000
Tang See Chim	4,000	4,000
Immediate and Ultimate Holding Company		
Hong Leong Investment Holdings Pte. Ltd.		
Ordinary Shares		
Kwek Leng Beng	2,320	2,320
Kwek Leng Joo	1,290	1,290
Kwek Leng Peck	304	304
Subsidiaries		
City e-Solutions Limited		
Ordinary Shares of HK$1 each		
Kwek Leng Beng	3,286,980	3,286,980
Kwek Leng Joo	1,436,000	1,436,000
Kwek Leng Peck	2,082,200	2,082,200
Foo See Juan	8,363	8,363

DIRECTORS' INTERESTS IN SHARES OR DEBENTURES (cont'd)

	HOLDINGS IN WHICH THE DIRECTOR, HIS SPOUSE AND INFANT CHILDREN HAVE A DIRECT INTEREST	
	AT BEGINNING OF THE YEAR	AT END OF THE YEAR
Subsidiaries (cont'd)		
Millennium & Copthorne Hotels New Zealand Limited		
Ordinary Shares		
Kwek Leng Beng	3,000,000	3,000,000
Related Corporations		
Hong Leong Finance Limited		
Ordinary Shares		
Kwek Leng Beng	4,603,567	4,603,567
Kwek Leng Joo	703,610	703,610
Kwek Leng Peck	517,359	517,359
Foo See Juan	22,981	22,981
Options to subscribe for the following number of ordinary shares under the Hong Leong Finance Share Option Scheme 2001		
Kwek Leng Beng	1,720,000	2,044,000
Hong Leong Holdings Limited		
Ordinary Shares		
Kwek Leng Beng	259,000	259,000
Kwek Leng Joo	210,000	210,000
Chow Chiok Hock	1,000	1,000
Kwek Leng Peck	381,428	381,428
Hong Leong Asia Ltd.		
Ordinary Shares		
Kwek Leng Beng	600,000	600,000
Kwek Leng Peck	1,000,000	1,000,000
Options to subscribe for the following number of ordinary shares under the Hong Leong Asia Share Option Scheme 2000		
Kwek Leng Beng	60,000	60,000
Kwek Leng Peck	100,000	100,000
Hong Realty (Private) Limited		
Ordinary Shares		
Kwek Leng Beng	1,110	1,110
Kwek Leng Joo	510	510
Kwek Leng Peck	150	150

DIRECTORS' INTERESTS IN SHARES OR DEBENTURES (cont'd)

	HOLDINGS IN WHICH THE DIRECTOR, HIS SPOUSE AND INFANT CHILDREN HAVE A DIRECT INTEREST	
	AT BEGINNING OF THE YEAR	AT END OF THE YEAR
Related Corporations (cont'd)		
Euroform (S) Pte. Limited		
Ordinary Shares		
Kwek Leng Joo	50,000	50,000
Sun Yuan Holdings Pte Ltd		
Ordinary Shares		
Kwek Leng Beng	15,000,000	15,000,000
Hong Leong-Summit Pte Ltd		
Ordinary Shares		
Han Vo-Ta	920,000	920,000

	OTHER HOLDINGS IN WHICH THE DIRECTOR IS DEEMED TO HAVE AN INTEREST	
	AT BEGINNING OF THE YEAR	AT END OF THE YEAR
Immediate and Ultimate Holding Company		
Hong Leong Investment Holdings Pte. Ltd.		
Ordinary Shares		
Kwek Leng Beng	68,596	68,596

The directors' interests in the Company as disclosed above remained unchanged as at 21 January 2007.

DIRECTORS' INTERESTS IN CONTRACTS

During the financial year, the Company and/or its related corporations have in the normal course of business entered into transactions with directors and/or their affiliated parties, being related parties and parties in which some of the directors are deemed to have an interest, with the directors having disclosed their interests in such transactions pursuant to Section 156 of the Companies Act, Chapter 50. Such transactions may comprise loans, deposits, provision of nominee and corporate advisory services, foreign exchange transactions, insurance transactions, property-related transactions, construction-related transactions, industrial-related transactions, consumer-related transactions, investing in real estate used for hospitality and/or hospitality-related purposes, purchase and sale of investments or investment products, property, industrial and consumer biodegradable and non-biodegradable products, goods including vehicles, parts and accessories and provision and receipt of after-sales services, hotel-related transactions, procurement services, information technology services, e-commerce-related transactions, management and consultancy services and/or other transactions carried out on normal commercial terms and in the normal course of business of the Company and/or its related corporations.

However, the directors have neither received nor become entitled to receive any benefit arising out of these transactions other than those which they may be entitled as customers, suppliers, directors and members of these corporations.

Except as disclosed above and in the accompanying financial statements, and except for remuneration and professional fees received from the related corporations, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company and/or its related corporations with the director, or with a firm of which he is a member or with a company in which he has a substantial financial interest.

SHARE OPTIONS

By the Company

The City Developments Share Option Scheme 2001 (CDL Scheme), which was approved by shareholders of the Company on 30 January 2001, is administered by a committee comprising the following members (Scheme Committee):

Kwek Leng Joo (Chairman)
Foo See Juan

(a) Under the terms of the CDL Scheme, the Scheme Committee may make offers of the grant of options to:

(i) Group Employees and Parent Group Employees (both as defined in the CDL Scheme) which may be exercisable during an option exercise period commencing from the date that the option vests and expiring on the day preceding the tenth anniversary of its date of grant; and

(ii) Non-Executive Directors, Parent Group Non-Executive Directors and Associated Company Employees (all three as defined in the CDL Scheme) which may be exercisable during an option exercise period commencing from the date that the option vests and expiring on the day preceding the fifth anniversary of its date of grant.

Options granted under the CDL Scheme may have subscription prices that are, at the Scheme Committee's discretion, (i) Market Price Options; or (ii) Discount Price Options; or (iii) Incentive Price Options (all three as defined in the CDL Scheme).

The aggregate number of ordinary shares over which options may be granted under the CDL Scheme on any date, when added to the number of ordinary shares issued and issuable in respect of all options granted under the CDL Scheme, shall not exceed 8% of the total number of issued ordinary shares in the capital of the Company on the day preceding the relevant date of grant. The aggregate number of ordinary shares which may be offered by way of grant of options to Parent Group Employees and Parent Group Non-Executive Directors collectively under the CDL Scheme shall not exceed 20% of the total number of ordinary shares available under the CDL Scheme.

SHARE OPTIONS (cont'd)

By the Company (cont'd)

(b) No options have been granted since the commencement of the CDL Scheme.

(c) There were no unissued shares of the Company under option as at the end of the financial year.

(d) The CDL Scheme shall continue to be in force at the discretion of the CDL Scheme Committee for a maximum period of 10 years commencing from its adoption on 30 January 2001.

By Subsidiaries

Millennium & Copthorne Hotels plc (M&C)

The following share option schemes of M&C continue to be in operation:
(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme;
(ii) Millennium & Copthorne Hotels Executive Share Option Scheme;
(iii) Millennium & Copthorne Hotels Sharesave Schemes 1996 and 2006; and
(iv) Millennium & Copthorne Hotels Long Term Incentive Plan

(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme

(a) The Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (M&C 2003 Scheme) was approved by the shareholders at the Annual General Meeting of M&C held on 21 May 2002. There are 2 parts of the M&C 2003 Scheme, namely the "Approved" part for which approval from the United Kingdom Inland Revenue has been obtained, and the "Unapproved" part which is not designed for the United Kingdom Inland Revenue approval and which is used primarily where employees have more than £30,000 worth of outstanding approved options or are not based in the United Kingdom. Except to the extent required to obtain the United Kingdom Inland Revenue approval, the Approved and Unapproved parts of the M&C 2003 Scheme are in all material aspects identical. The operation of the M&C 2003 Scheme is supervised by M&C's Remuneration Committee comprising The Viscount Thurso (Chairman), Christopher Keljik, Christopher Sneath, John Sclater and Charles Kirkwood (M&C 2003 Scheme Committee).

(b) Under the terms of the M&C 2003 Scheme,

(i) All employees of M&C, its subsidiaries and joint ventures (including directors who are required to devote substantially the whole of their working time to the business of the M&C Group who are not within 6 months of contractual retirement ages) will be eligible to participate in the M&C 2003 Scheme.

(ii) No option may be granted to an individual if it would cause the aggregate exercise price of options granted to him in any year under the M&C 2003 Scheme to exceed 200% of his basic salary, other than in exceptional circumstances (where the limit is 400% of basic salary).

(iii) No payment will be required for the grant of an option. Acquisition price upon the exercise of an option will not be less than the higher of:

- the average of the middle-market quotations of a share on the London Stock Exchange on the 3 dealing days immediately prior to grant date, provided that no such dealing day may fall prior to the date on which M&C last announced its results for any period; and

- the nominal value of a share (unless the option is expressed to relate only to existing shares).

SHARE OPTIONS (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc (M&C) (cont'd)

(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (cont'd)

(c) No options may be granted which would cause the number of shares issued or issuable pursuant to options granted in the previous 10 years under the M&C 2003 Scheme or under any other share option scheme, or issued in that period under any employee share scheme (other than an option scheme) to exceed 10% of M&C's issued ordinary share capital from time to time. Not more than 5% of M&C's issued ordinary share capital from time to time may relate to discretionary share schemes.

(d) During the financial year under review, (i) no options were granted to subscribe for ordinary shares of £0.30 each in M&C; and (ii) 350,933 ordinary shares of £0.30 each in M&C were issued following the exercise of the subscription rights set out in the M&C 2003 Scheme.

As at the end of the financial year, there were 1,361,570 unissued shares under options pursuant to the M&C 2003 Scheme. Details of the options to subscribe for ordinary shares of £0.30 each in M&C are set out below:

DATE GRANTED	BALANCE AT BEGINNING OF YEAR	EXERCISED DURING THE YEAR	CANCELLED/ LAPSED/ FORFEITED DURING THE YEAR	BALANCE AT END OF YEAR	EXERCISE PRICE PER SHARE £	EXERCISE PERIOD
Part I						
10.03.2003	63,822	(23,255)	(1,292)	39,275	1.9350	10.03.2006 – 09.03.2013
16.03.2004	62,049	(10,284)	(1)	51,764	2.9167	16.03.2007 – 15.03.2014
24.03.2005	52,703	(7,529)	(7,529)	37,645	3.9842	24.03.2008 – 23.03.2015
Part II						
10.03.2003	1,126,129	(125,657)	(453,230)	547,242	1.9350	10.03.2006 – 09.03.2013
16.03.2004	594,720	(41,143)	(220,658)	332,919	2.9167	16.03.2007 – 15.03.2014
24.03.2005	676,248	(143,065)	(180,458)	352,725	3.9842	24.03.2008 – 23.03.2015
	2,575,671	(350,933)	(863,168)	1,361,570		

SHARE OPTIONS (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc (M&C) (cont'd)

(ii) Millennium & Copthorne Hotels Executive Share Option Scheme

(a) The Millennium & Copthorne Hotels Executive Share Option Scheme (M&C 1996 Scheme) is divided into two parts, Part A which was approved by the United Kingdom Inland Revenue under Schedule 9 of the United Kingdom Income and Corporation Taxes Act 1988 on 12 April 1996 and Part B, which was an unapproved executive share option scheme designed for the United Kingdom (UK) and non-UK executives of M&C.

(b) The M&C 1996 Scheme is administered by the M&C Remuneration Committee comprising The Viscount Thurso (Chairman), Christopher Keljik, Christopher Sneath, John Sclater and Charles Kirkwood (M&C 1996 Scheme Committee).

(c) Under the terms of Part A of the M&C 1996 Scheme, the board may offer any full time director or employee of M&C and its subsidiaries (M&C Group) (other than anyone within two years of retirement, or anyone who has a material interest in a close company and is thereby rendered ineligible under Paragraph 8, Schedule 9 of the United Kingdom Income and Corporation Taxes Act 1988), to participate in Part A of the M&C 1996 Scheme.

A person is eligible to be granted an option under Part B if he is a director or employee of any member of the M&C Group which is required to devote the whole or substantially the whole of his working time to the service of any member of the M&C Group.

Where an option has been exercised under Part B, the board may elect to pay cash to the executive concerned instead of issuing ordinary shares.

(d) No option shall be granted under the M&C 1996 Scheme in the period of 5 calendar years beginning with the year 1996 which would, at the time they are granted, cause the number of shares in M&C which shall have been or may be issued in pursuance of options granted in that period, or shall have been issued in that period otherwise than in pursuance of options, under the M&C 1996 Scheme or under any other employees' share option scheme adopted by M&C to exceed such number as represents 5% of the ordinary share capital of M&C in issue at that time.

(e) No option shall be granted under the M&C 1996 Scheme in any year which would, at the time they are granted, cause the number of shares in M&C which shall have been or may be issued in pursuance of options granted in the period of 10 calendar years ending with that year, or have been issued in that period otherwise than in pursuance of options, under the M&C 1996 Scheme or under any other employees' share scheme adopted by M&C to exceed such number as represents 10% of the ordinary share capital of M&C in issue at that time.

SHARE OPTIONS (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc (M&C) (cont'd)

(ii) Millennium & Copthorne Hotels Executive Share Option Scheme (cont'd)

(f) The total subscription price payable for ordinary shares under options granted in any 10 year period (leaving out of account options which have been exercised) to any person under the M&C 1996 Scheme may not exceed four times the higher of the executive's total annual remuneration at that time and the total remuneration paid by the M&C Group to the executive in the preceding 12 months.

(g) During the financial year under review, (i) no options were granted to subscribe for ordinary shares of £0.30 each in M&C; and (ii) 245,288 ordinary shares of £0.30 each in M&C were issued following the exercise of the subscription rights set out in the M&C 1996 Scheme.

As at the end of the financial year, there were 179,365 unissued shares under options pursuant to the M&C 1996 Scheme. Details of the options to subscribe for ordinary shares of £0.30 each in M&C are set out below:

DATE GRANTED	BALANCE AT BEGINNING OF YEAR	EXERCISED DURING THE YEAR	CANCELLED/ LAPSED/ FORFEITED DURING THE YEAR	BALANCE AT END OF YEAR	EXERCISE PRICE PER SHARE £	EXERCISE PERIOD
Part A						
05.03.1998	6,509	–	–	6,509	4.6087	05.03.2001 – 04.03.2008
19.11.1999	7,526	(7,526)	–	–	3.9856	19.11.2002 – 18.11.2009
17.03.2000	8,955	–	(8,955)	–	3.3500	17.03.2003 – 16.03.2010
23.10.2000	7,594	(7,594)	–	–	3.9500	23.10.2003 – 22.10.2010
20.03.2001	48,272	(41,376)	(6,896)	–	4.3500	20.03.2004 – 19.03.2011
15.03.2002	26,356	(17,829)	–	8,527	3.2250	15.03.2005 – 14.03.2012
	105,212	(74,325)	(15,851)	15,036		
Part B						
05.03.1999	40,436	–	(40,436)	–	4.8321	05.03.2002 – 04.03.2006
19.11.1999	47,670	(47,670)	–	–	3.9856	19.11.2002 – 18.11.2006
17.03.2000	18,369	(10,414)	(7,955)	–	3.3500	17.03.2003 – 16.03.2007
23.10.2000	5,570	(5,570)	–	–	3.9500	23.10.2003 – 22.10.2007
14.03.2001	120,231	–	(50,867)	69,364	4.3250	14.03.2004 – 13.03.2008
20.03.2001	131,714	(74,190)	(51,500)	6,024	4.3500	20.03.2004 – 19.03.2008
15.03.2002	150,418	(33,119)	(28,358)	88,941	3.2250	15.03.2005 – 14.03.2009
	514,408	(170,963)	(179,116)	164,329		

(iii) Millennium & Copthorne Hotels Sharesave Schemes 1996 and 2006

(a) The Millennium & Copthorne Hotels Sharesave Schemes 1996 and 2006 (M&C Sharesave Schemes) are the United Kingdom Inland Revenue approved schemes under which the executive directors of M&C and the M&C Group employees are eligible to participate.

(b) Under the terms of the M&C Sharesave Schemes, M&C Group employees can enter into either a 3-year or 5-year savings contract, with an option to purchase shares at a pre-determined exercise price on maturity of the savings contract. The first such scheme was introduced in 1996 with a life of ten years. A replacement scheme was approved by the shareholders at M&C's Annual General Meeting on 4 May 2006.

SHARE OPTIONS (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc (M&C) (cont'd)

(iii) Millennium & Copthorne Hotels Sharesave Schemes 1996 and 2006 (cont'd)

(c) No payment is required for the grant of an option.

(d) The options may be exercised upon maturity provided that the monies agreed under the savings contract are fully paid and the participant continues to hold office or employment with M&C. The M&C Sharesave Schemes provide that shares in M&C can be purchased at the option price up to the value of the accrued savings and interests in the event of retirement at normal retirement age, redundancy, injury, disability or by the employees' estate in the event of their death.

(e) M&C may grant options up to the value of a savings contract at maturity. Participants cannot enter into contracts where their savings, in aggregate, would exceed £250 per month.

(f) During the financial year under review, (i) 117,405 options were granted to subscribe for ordinary shares of £0.30 each in M&C; and (ii) 121,114 ordinary shares of £0.30 each in M&C were issued following the exercise of the subscription rights set out in the M&C Sharesave Schemes.

As at the end of the financial year, there were 363,098 unissued shares under options pursuant to the M&C Sharesave Schemes. Details of the options to subscribe for ordinary shares of £0.30 each in M&C are set out below:

DATE GRANTED	BALANCE AT BEGINNING OF YEAR	GRANTED DURING THE YEAR	EXERCISED DURING THE YEAR	CANCELLED/ LAPSED/ FORFEITED DURING THE YEAR	BALANCE AT END OF YEAR	EXERCISE PRICE PER SHARE £	EXERCISE PERIOD
09.05.2000	4,134	–	–	(4,134)	–	3.10000	01.07.2005 – 31.12.2005
08.05.2001	22,161	–	(10,435)	(5,811)	5,915	3.13600	01.07.2006 – 31.12.2006
21.05.2002	10,341	–	–	(10,341)	–	2.92000	01.07.2005 – 31.12.2005
21.05.2002	21,074	–	–	(1,586)	19,488	2.92000	01.07.2007 – 31.12.2007
28.04.2003	122,244	–	(98,000)	(10,302)	13,942	1.50400	01.07.2006 – 31.12.2006
28.04.2003	109,417	–	(12,679)	(36,461)	60,277	1.50400	01.07.2008 – 31.12.2008
20.04.2004	49,363	–	–	(4,347)	45,016	2.34000	01.07.2007 – 31.12.2007
20.04.2004	28,499	–	–	(2,933)	25,566	2.34000	01.07.2009 – 31.12.2009
23.03.2005	67,407	–	–	(16,236)	51,171	3.08000	01.07.2008 – 31.12.2008
23.03.2005	39,479	–	–	(8,368)	31,111	3.08000	01.07.2010 – 31.12.2010
19.06.2006	–	73,728	–	(1,840)	71,888	3.25000	01.08.2009 – 31.01.2010
19.06.2006	–	43,677	–	(4,953)	38,724	3.25000	01.08.2011 – 31.01.2012
	474,119	117,405	(121,114)	(107,312)	363,098		

(iv) Millennium & Copthorne Hotels Long Term Incentive Plan

The Millennium & Copthorne Hotels Long Term Incentive Plan (LTIP) was approved at the M&C Annual General Meeting held on 4 May 2006. Under the terms of the LTIP, M&C is permitted to make both Performance Share Awards and Deferred Share Bonus Awards to an employee (including an executive director) of M&C or its subsidiaries. The level of awards made under the terms of the LTIP are determined by M&C's Remuneration Committee.

AUDITORS' STATEMENT

To the Members of City Developments Limited

We have examined the Summary Financial Statement as set out on pages 29 to 46, which have been prepared by the directors of City Developments Limited.

In our opinion, the Summary Financial Statement is consistent with the full financial statements and the Directors' Report of City Developments Limited for the year ended 31 December 2006 and comply with the requirements of Section 203A of the Singapore Companies Act, Chapter 50, and the regulations made thereunder, applicable to a Summary Financial Statement.

We have issued an unqualified audit report dated 9 March 2007 on the full financial statements of City Developments Limited for the year ended 31 December 2006. The audit report is as follows:

"INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF CITY DEVELOPMENTS LIMITED

We have audited the accompanying financial statements of City Developments Limited (the Company) and its subsidiaries (the Group), which comprise the balance sheets of the Group and the Company as at 31 December 2006, the income statement, statement of recognised income and expenses and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages # to #.

Directors' responsibility for the financial statements

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the Act) and Singapore Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion:

(a) the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2006 and the results, recognised income and expenses and cash flows of the Group for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

KPMG
Certified Public Accountants

Singapore
9 March 2007

Note: # The page numbers are as stated in the Independent Auditors' Report dated 9 March 2007 included in City Developments Limited's Annual Report for the financial year ended 31 December 2006.

BALANCE SHEETS
as at 31 December 2006

	GROUP		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Non-current assets				
Property, plant and equipment	**6,318,829**	7,062,040	**342,352**	561,000
Intangible assets	**60**	73	–	–
Investments in:				
– subsidiaries	–	–	**2,219,682**	2,187,325
– an associate	**116,990**	–	–	–
– jointly-controlled entities	**289,014**	139,270	**50,054**	48,654
Financial assets	**152,858**	109,316	**39,582**	37,752
Other non-current assets	**277,294**	287,226	**137,202**	107,738
	7,155,045	7,597,925	**2,788,872**	2,942,469
Current assets				
Development properties	**2,281,858**	1,886,488	**1,469,935**	1,484,558
Consumable stocks	**14,507**	13,875	–	1,014
Financial assets	**70,703**	52,069	–	–
Trade and other receivables	**705,328**	771,177	**1,376,141**	1,104,580
Cash and cash equivalents	**776,924**	573,608	**99,741**	137,726
	3,849,320	3,297,217	**2,945,817**	2,727,878
Total assets	**11,004,365**	10,895,142	**5,734,689**	5,670,347
Equity attributable to equity holders of the Company				
Share capital	**1,991,397**	460,944	**1,991,397**	460,944
Reserves	**2,743,138**	4,086,872	**1,914,961**	3,299,588
	4,734,535	4,547,816	**3,906,358**	3,760,532
Minority interests	**1,645,564**	1,527,445	–	–
	6,380,099	6,075,261	**3,906,358**	3,760,532
Non-current liabilities				
Interest-bearing borrowings	**2,316,947**	2,679,926	**589,384**	917,467
Employee benefits	**45,178**	45,877	–	–
Other liabilities	**53,323**	46,951	**10,070**	8,663
Provisions	**5,548**	8,377	–	–
Deferred tax liabilities	**467,267**	433,549	**22,955**	20,437
	2,888,263	3,214,680	**622,409**	946,567
Current liabilities				
Bank overdrafts	**2,319**	2,815	–	–
Trade and other payables	**572,641**	590,480	**542,253**	770,790
Interest-bearing borrowings	**1,029,152**	910,422	**610,427**	175,264
Employee benefits	**16,336**	15,602	**1,477**	1,191
Other liabilities	**2,498**	2,394	–	–
Provision for taxation	**110,701**	81,630	**51,765**	16,003
Provisions	**2,356**	1,858	–	–
	1,736,003	1,605,201	**1,205,922**	963,248
Total liabilities	**4,624,266**	4,819,881	**1,828,331**	1,909,815
Total equity and liabilities	**11,004,365**	10,895,142	**5,734,689**	5,670,347

CONSOLIDATED INCOME STATEMENT
Year ended 31 December 2006

	GROUP 2006 $'000	GROUP 2005 $'000
Revenue	**2,546,804**	2,374,279
Cost of sales	**(1,179,145)**	(1,118,428)
Gross profit	**1,367,659**	1,255,851
Other operating income	**187,519**	68,581
Administrative expenses	**(460,792)**	(430,014)
Other operating expenses	**(420,726)**	(426,172)
Profit from operations	**673,660**	468,246
Finance income	**42,468**	28,269
Finance costs	**(138,718)**	(151,278)
Net finance costs	**(96,250)**	(123,009)
Share of after-tax profit of an associate	**5,956**	–
Share of after-tax profit of jointly-controlled entities	**108,912**	58,625
Profit before income tax	**692,278**	403,862
Income tax expense	**(129,312)**	(94,740)
Profit for the year	**562,966**	309,122
Attributable to:		
Equity holders of the Company		
– Ordinary shareholders	**338,755**	187,493
– Preference shareholders	**12,904**	12,904
	351,659	200,397
Minority interests	**211,307**	108,725
Profit for the year	**562,966**	309,122
Earnings per share		
– Basic	**37.0 cents**	20.8 cents*
– Diluted	**36.6 cents**	20.5 cents*

Note: * Basic and diluted earnings per share for 2005 have been restated to take into consideration the effect of bonus element of the warrants exercised in 2006.

1 SIGNIFICANT RELATED PARTY TRANSACTIONS

Rental, maintenance services and other transactions entered into with related parties in the normal course of business were as follows:

	GROUP		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Rental received and receivable from:				
– subsidiaries	**–**	–	**982**	1,208
– fellow subsidiaries	**772**	751	**38**	29
– an associate	**189**	–	**189**	–
	961	751	**1,209**	1,237
Management services fees received and receivable from:				
– subsidiaries	**–**	–	**1,785**	2,017
– fellow subsidiaries	**1,347**	1,122	**1,071**	1,076
– jointly-controlled entities	**11,800**	8,763	**10,608**	5,242
– an associate	**3,531**	–	**19**	–
	16,678	9,885	**13,483**	8,335
Maintenance services fees received and receivable from:				
– fellow subsidiaries	**109**	79	**–**	–
– jointly-controlled entities	**608**	597	**–**	–
	717	676	**–**	–
Rental paid and payable to:				
– subsidiaries	**–**	–	**3,745**	5,322
– jointly-controlled entities	**460**	376	**–**	–
– an associate	**26,408**	–	**–**	–
	26,868	376	**3,745**	5,322

1 SIGNIFICANT RELATED PARTY TRANSACTIONS (cont'd)

Rental, maintenance services and other transactions entered into with related parties in the normal course of business were as follows: (cont'd)

	GROUP		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Management services fees paid and payable to:				
– immediate and ultimate holding company	**447**	–	–	–
– subsidiaries	–	–	**1,583**	2,229
– a fellow subsidiary	–	316	–	–
	447	316	**1,583**	2,229
Maintenance services fees paid and payable to subsidiaries	–	–	**1,941**	1,762
Sale of properties to:				
– key management personnel and their immediate families by jointly-controlled entities	**27,520**	–	**27,520**	–
– key management personnel and their immediate families by a joint venture in which the Company is a venturer	**1,993**	–	**1,993**	–
– a key management personnel and his immediate family	–	651	–	651
	29,513	651	**29,513**	651
Sale of long leasehold interests in hotels and property, plant and equipment to:				
– a subsidiary	–	–	**1,504**	–
– an associate	**846,300**	–	**234,100**	–
	846,300	–	**235,604**	–
Short-term employee benefits paid and payable to key management personnel	**12,281**	14,086	**11,618**	7,875
Professional fees paid to firms of which directors of the Company are members:				
– charged to income statement	**147**	131	**8**	120
– included as cost of property, plant and equipment and cost of development properties	**333**	70	**329**	67
	480	201	**337**	187

NOTES TO SUMMARY FINANCIAL STATEMENT

Year ended 31 December 2006

2 DIVIDENDS

	COMPANY	
	2006 $'000	2005 $'000
Special final ordinary dividend paid of 5.0 cents per ordinary share less tax at 20% in respect of financial year ended 31 December 2005	**36,338**	–
Final ordinary dividend paid of 7.5 cents (2005: 7.5 cents) per ordinary share less tax at 20% (2005: 20%) in respect of financial year ended 31 December 2005	**54,507**	52,786
Special interim ordinary dividend paid of 7.5 cents per ordinary share less tax at 20% in respect of financial year ended 31 December 2006	**54,558**	–
Non-cumulative preference dividend paid of 2.41 cents (2005: 2.41 cents) per preference share less tax at 20% (2005: 20%)	**6,386**	6,399
Non-cumulative preference dividend declared of 2.46 cents (2005: 2.46 cents) per preference share less tax at 20% (2005: 20%)	**6,518**	6,505
	158,307	65,690

After the balance sheet date, the directors proposed the following ordinary dividends, which have not been provided for:

Final ordinary dividend of 7.5 cents (2005: 7.5 cents) per ordinary share less tax at 18% (2005: 20%)	**55,922**	53,328
Special final ordinary dividend of 10.0 cents (2005: 5.0 cents) per ordinary share less tax at 18% (2005: 20%)	**74,563**	35,552
	130,485	88,880

1. DIRECTORS' REMUNERATION

The total compensation packages for employees including the Executive Chairman, the Managing Director and the Group General Manager comprise a fixed component (in the form of a base salary and fixed allowances) and a variable component (which includes year-end and variable bonuses, and benefits-in-kind, where applicable), taking into account amongst other factors, the individual's performance, the performance of the Group and industry practices. The breakdown (in percentage terms) of the Directors' remuneration for the financial year ended 31 December 2006 ("FY 2006") is set out below.

Directors' Remuneration for FY 2006

	BASE SALARY* %	VARIABLE BONUSES/ ALLOWANCES* %	BOARD/ COMMITTEE FEES** %	OTHER BENEFITS %
Above $4,250,000 and up to $4,500,000				
Kwek Leng Beng^	18	73	8	1
Above $3,750,000 and up to $4,000,000				
Kwek Leng Joo^	20	74	5	1
Above $250,000 and up to $500,000				
Chow Chiok Hock^	–	86	14	–
$250,000 and below				
Chee Keng Soon	–	–	100	–
Foo See Juan^	–	–	100	–
Kwek Leng Peck^	–	–	100	–
Han Vo-Ta	–	–	98	2
Tang See Chim	–	–	100	–

* The salary and variable bonuses/allowances are inclusive of employer's central provident fund contributions.

** These fees comprise Board and Committee fees for FY 2006, which are subject to approval by shareholders as a lump sum at the 2007 Annual General Meeting as well as Audit Committee fees for FY 2006 that have already been approved by shareholders at the last Annual General Meeting.

^ Remuneration of these Directors includes remuneration paid or payable by subsidiaries of the Company.

No options were granted by the Company to subscribe for unissued shares in the Company during FY 2006.

The remuneration of the top 5 key executives (who are not Directors) is not disclosed as such disclosure does not appear to be standard industry practice currently, given the highly competitive industry conditions. The Remuneration Committee will continue to review the practice of the industry in this regard, weighing the advantages and disadvantages of such disclosure.

During FY 2006, none of the Directors had immediate family members not disclosed above who were employees of the Company and whose personal annual remuneration exceeded $150,000.

2. INTERESTED PERSON TRANSACTIONS

Interested person transactions entered into by the Group during the financial year which are required to be disclosed under Rule 907 of the Listing Manual of the SGX-ST are as follows:

INTERESTED PERSONS	AGGREGATE VALUE OF ALL INTERESTED PERSON TRANSACTIONS IN FY 2006 (EXCLUDING TRANSACTIONS LESS THAN $100,000 AND TRANSACTIONS CONDUCTED UNDER THE IPT MANDATE PURSUANT TO RULE 920)	AGGREGATE VALUE OF ALL INTERESTED PERSON TRANSACTIONS CONDUCTED IN FY 2006 UNDER THE IPT MANDATE PURSUANT TO RULE 920 (EXCLUDING TRANSACTIONS LESS THAN $100,000)	
Hong Leong Investment Holdings Pte. Ltd. group of companies	$18,221,475.00*	Property-related: (leases, project management, property management and maintenance, marketing, accounting and administrative, cleaning and carpark operation and management services)	$10,895,755.80
		Financial and Treasury-related: (inter-company loans)	$213,351.00
		Total:	**$11,109,106.80**
Directors and their immediate family Members	$55,174,340.00**		Nil

* The figure comprises the aggregate value of shareholders' loans extended to joint ventures involving interested persons, and where applicable, interest accrued on shareholders' loans, in FY 2006, which were announced on 5 February 2007 pursuant to Rule 916(3). The shareholders' loans referred herein have been extended by all the joint venture parties or shareholders in proportion to their equity interest in the respective joint ventures and on the same terms and conditions, including the interest rate, if any, accrued or to be accrued on the shareholders' loans.

** The figure includes the aggregate value of $55,054,380.00 being the sales of property units in the Group's development projects to Directors and their immediate family members.

The above interested person transactions were carried out on normal commercial terms and were not prejudicial to the interests of the Company and its minority shareholders.

STATISTICS OF ORDINARY SHAREHOLDINGS
As at 28 February 2007

Class of Shares	:	Ordinary shares
No. of Ordinary Shares issued	:	909,301,330
No. of Ordinary Shareholders	:	7,862
Voting Rights	:	1 vote for 1 ordinary share

RANGE OF ORDINARY SHAREHOLDINGS	NO. OF ORDINARY SHAREHOLDERS	%	NO. OF ORDINARY SHARES	%
1 – 999	1,367	17.39	409,722	0.05
1,000 – 10,000	5,823	74.06	15,183,159	1.67
10,001 – 1,000,000	639	8.13	34,669,679	3.81
1,000,001 and above	33	0.42	859,038,770	94.47
	7,862	100.00	909,301,330	100.00

Based on information available to the Company as at 28 February 2007, approximately 51.18% of the issued ordinary shares of the Company is held by the public, and accordingly, Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited has been complied with.

MAJOR ORDINARY SHAREHOLDERS LIST – TOP 20 AS AT 28 FEBRUARY 2007

NO.	NAME	NO. OF ORDINARY SHARES HELD	%
1	DBS Nominees Pte Ltd	144,966,431	15.94
2	Hong Leong Investment Holdings Pte. Ltd.	111,669,335	12.28
3	HSBC (Singapore) Nominees Pte Ltd	93,485,642	10.28
4	Citibank Nominees (Singapore) Pte Ltd	65,239,177	7.18
5	Hong Leong Holdings Limited	63,787,477	7.02
6	DBSN Services Pte Ltd	60,998,246	6.71
7	The HSBC Limited	57,000,000	6.27
8	Raffles Nominees Pte Ltd	43,772,061	4.81
9	UOB Nominees (Pte) Ltd	38,037,582	4.18
10	Hong Realty (Private) Limited	22,098,799	2.43
11	Hong Leong Corporation Holdings Pte Ltd	15,929,833	1.75
12	Euroform (S) Pte. Limited	15,103,045	1.66
13	Singapore Nominees Pte Ltd	13,053,000	1.44
14	SGI Investment Holdings Pte Ltd	12,752,414	1.40
15	Garden Estates (Pte) Limited	12,652,365	1.39
16	Mayban Nominees (S) Pte Ltd	12,010,711	1.32
17	NIN Investment Holdings Pte Ltd	10,661,490	1.17
18	BankAmerica Nominees (1993) Pte Ltd	10,018,876	1.10
19	Morgan Stanley Asia (Singapore) Pte Ltd	8,988,043	0.99
20	Smith New Court (Singapore) Pte Ltd	6,588,139	0.73
		818,812,666	90.05

STATISTICS OF ORDINARY SHAREHOLDINGS
As at 28 February 2007

Substantial Shareholders as shown in the Register of Substantial Shareholders

	NO. OF ORDINARY SHARES IN WHICH THEY HAVE INTEREST			
	DIRECT INTEREST	DEEMED INTEREST	TOTAL	%
Hong Realty (Private) Limited	32,088,024	30,499,756 [1]	62,587,780	6.883
Hong Leong Holdings Limited	148,787,477	19,547,220 [2]	168,334,697	18.513
Hong Leong Investment Holdings Pte. Ltd.	140,169,335	301,958,566 [3]	442,127,901	48.623
Kwek Holdings Pte Ltd	–	442,127,901 [4]	442,127,901	48.623
Davos Investment Holdings Private Limited	–	442,127,901 [4]	442,127,901	48.623
Aberdeen Asset Management plc and its subsidiaries	–	54,556,388 [5]	54,556,388	6.000
Aberdeen Asset Management Asia Ltd	–	45,812,388 [6]	45,812,388	5.038

Notes

(1) Hong Realty (Private) Limited ("HR") is deemed under Section 7 of the Companies Act to have an interest in the 30,499,756 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(2) Hong Leong Holdings Limited ("HLH") is deemed under Section 7 of the Companies Act to have an interest in the 19,547,220 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(3) Hong Leong Investment Holdings Pte. Ltd. ("HLIH") is deemed under Section 7 of the Companies Act to have an interest in the 301,958,566 ordinary shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof which includes (i) the 62,587,780 ordinary shares held directly and indirectly by HR; and (ii) the 168,334,697 ordinary shares held directly and indirectly by HLH, out of which 9,305,391 ordinary shares have been identified as ordinary shares in which HR is also deemed to have an interest in under note [1] above.

(4) Kwek Holdings Pte Ltd and Davos Investment Holdings Private Limited are deemed under Section 7 of the Companies Act to have an interest in the 442,127,901 ordinary shares held directly and/or indirectly by HLIH in which they are entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(5) The deemed interest of Aberdeen Asset Management plc and its subsidiaries (the "Aberdeen Group") is based on the last notification to the Company on 6 October 2006 and relates to ordinary shares held by various accounts managed or advised by the Aberdeen Group whereby the Aberdeen Group is given proxy voting rights.

(6) The deemed interest of Aberdeen Asset Management Asia Ltd ("AAMAL") is based on the last notification to the Company on 8 December 2005 and relates to ordinary shares held by various accounts managed or advised by AAMAL whereby AAMAL is given proxy voting rights.

STATISTICS OF PREFERENCE SHAREHOLDINGS

As at 28 February 2007

Class of Shares	:	Non–Redeemable Convertible Non–Cumulative Preference Shares ("Preference Shares")
No. of Preference Shares issued	:	330,874,257
No. of Preference Shareholders	:	2,925
Voting Rights	:	Entitled to attend, speak and vote at any class meeting of the Holders of Preference Shares. 1 vote for each Preference Share.

Not entitled to attend and vote at any General Meeting of the Company except as provided below :

(a) if the Preference Dividend (or any part thereof) due and payable and accrued is in arrears and has remain unpaid for at least 6 months, such right to attend and vote shall continue until such Preference Dividend (or any part thereof) in arrears and unpaid has been paid in full;

(b) if the resolution in question varies the rights attached to the Preference Shares; or

(c) if the resolution in question is for the winding up of the Company.

RANGE OF PREFERENCE SHAREHOLDINGS	NO. OF PREFERENCE SHAREHOLDERS	%	NO. OF PREFERENCE SHARES	%
1 – 999	428	14.63	191,332	0.06
1,000 – 10,000	2,135	72.99	5,827,587	1.76
10,001 – 1,000,000	342	11.69	23,602,525	7.13
1,000,001 and above	20	0.69	301,252,813	91.05
	2,925	100.00	330,874,257	100.00

MAJOR PREFERENCE SHAREHOLDERS LIST – TOP 20 AS AT 28 FEBRUARY 2007

NO.	NAME	NO. OF PREFERENCE SHARES HELD	%
1	DBS Nominees Pte Ltd	93,949,338	28.39
2	Mandai Properties Pte Ltd	65,994,000	19.95
3	SingAsia Investments Pte Ltd	39,846,000	12.04
4	Citibank Nominees Singapore Pte Ltd	28,020,317	8.47
5	Aster Land Development Pte Ltd	26,913,086	8.13
6	Fairmount Development Pte Ltd	7,000,000	2.12
7	Infocomm Investments Pte Ltd	5,700,000	1.72
8	Lim & Tan Securities Pte Ltd	5,135,864	1.55
9	Guan Hong Plantation Private Limited	5,000,000	1.51
10	Hong Leong Foundation	3,564,038	1.08
11	Sun Yuan Overseas Pte Ltd	3,000,000	0.91
12	Upnorth Development Pte Ltd	3,000,000	0.91
13	HL Karimun Granite Pte Ltd	2,600,000	0.79
14	HSBC (Singapore) Nominees Pte Ltd	2,599,505	0.79
15	Interfab Pte Ltd	2,054,102	0.62
16	Ng Kin In	1,550,000	0.47
17	Liew Chee Kong	1,495,000	0.45
18	United Overseas Bank Nominees Pte Ltd	1,440,241	0.43
19	Raffles Nominees Pte Ltd	1,385,322	0.42
20	Kim Eng Securities Pte. Ltd.	1,006,000	0.30
		301,252,813	91.05

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Forty-Fourth Annual General Meeting of City Developments Limited (the "Company") will be held at M Hotel Singapore, Banquet Suite, Level 10, 81 Anson Road, Singapore 079908 on Thursday, 26 April 2007 at 3.00 p.m. for the following purposes:

(A) ORDINARY BUSINESS

1. To receive the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2006.

2. To declare a final ordinary dividend of 7.5 cents per ordinary share and a special final ordinary dividend of 10.0 cents per ordinary share, less 18% income tax, for the year ended 31 December 2006 as recommended by the Directors.

3. To approve Directors' Fees of $291,124.00 for the year ended 31 December 2006 (year 2005 : $241,028.00) and Audit Committee Fees of $47,500.00 per quarter for the period from 1 July 2007 to 30 June 2008, with payment of the Audit Committee Fees to be made in arrears at the end of each calendar quarter.

4. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:

   a) Mr Kwek Leng Beng
   b) Mr Foo See Juan

5. To consider and, if thought fit, pass the following resolutions in accordance with Section 153(6) of the Companies Act, Chapter 50 of Singapore (the "Companies Act"):

   a) That Mr Chee Keng Soon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   b) That Mr Tang See Chim be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

6. To re-appoint Messrs KPMG as Auditors and to authorise the Directors to fix their remuneration.

(B) SPECIAL BUSINESS

To consider and, if thought fit, to pass, with or without any modifications, the following resolutions as Ordinary Resolutions:

7. That authority be and is hereby given to the Directors to:

   (a) (i) issue ordinary shares in the capital of the Company whether by way of rights, bonus or otherwise; and/or

   (ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require ordinary shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into ordinary shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may, in their absolute discretion, deem fit; and

(b) (notwithstanding the authority conferred by this Ordinary Resolution may have ceased to be in force) issue ordinary shares in pursuance of any Instrument made or granted by the Directors while this Ordinary Resolution was in force;

provided that:

(1) the aggregate number of ordinary shares to be issued pursuant to this Ordinary Resolution (including ordinary shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution but excluding ordinary shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed 50% of the issued ordinary shares in the capital of the Company (as calculated in accordance with paragraph (2) of this Ordinary Resolution), of which the aggregate number of ordinary shares to be issued other than on a *pro-rata* basis to shareholders of the Company (including ordinary shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution but excluding ordinary shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20% of the issued ordinary shares in the capital of the Company (as calculated in accordance with paragraph (2) of this Ordinary Resolution);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of ordinary shares that may be issued under paragraph (1) of this Ordinary Resolution, the percentage of issued ordinary shares shall be based on the issued ordinary shares in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for:

(i) new ordinary shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding and subsisting at the time this Ordinary Resolution is passed; and

(ii) any subsequent consolidation or subdivision of ordinary shares;

(3) in exercising the authority conferred by this Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Ordinary Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.

8. That

(a) for the purposes of Sections 76C and 76E of the Companies Act, the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares and/or non-redeemable convertible non-cumulative preference shares ("Preference Shares") not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

(i) market purchases (each a "Market Purchase") on the SGX-ST; and/or

(ii) off-market purchases (each an "Off-Market Purchase") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they may, in their absolute discretion, deem fit, which schemes shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally ("Share Purchase Mandate");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next annual general meeting of the Company is held; or

(ii) the date by which the next annual general meeting of the Company is required by law to be held;

(c) in this Resolution:

"Prescribed Limit" means in relation to any purchase or acquisition of ordinary shares, the number of issued ordinary shares representing 10% of the total number of issued ordinary shares, and in relation to any purchase or acquisition of Preference Shares, the number of issued Preference Shares representing 10% of the total number of issued Preference Shares, of the Company as at the date of the passing of this Resolution (excluding any ordinary shares which are held as treasury shares as at that date); and

"Maximum Price" in relation to an ordinary share or Preference Share to be purchased (as the case may be) means an amount (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) not exceeding:

(i) in the case of a Market Purchase, 105% of the Average Closing Price of the ordinary shares or Preference Shares (as the case may be); and

(ii) in the case of an Off-Market Purchase, 120% of the Highest Last Dealt Price of the ordinary shares or Preference Shares (as the case may be),

where:

"Average Closing Price" means the average of the Closing Market Prices of the ordinary shares or Preference Shares (as the case may be) over the last five (5) Market Days on the SGX-ST, on which transactions in the ordinary shares or Preference Shares were recorded, immediately preceding the day of the Market Purchase by the Company, and deemed to be adjusted for any corporate action that occurs after such 5-Market Day period;

"Closing Market Price" means the last dealt price for an ordinary share or Preference Share (as the case may be) transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system as shown in any publication of the SGX-ST or other sources;

"Highest Last Dealt Price" means the highest price transacted for an ordinary share or Preference Share (as the case may be) as recorded on the SGX-ST on the Market Day on which there were trades in the ordinary shares or Preference Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase;

"day of the making of the offer" means the day on which the Company announces its intention to make an offer for the Off-Market Purchase of ordinary shares or Preference Shares, as the case may be, from ordinary shareholders or holders of Preference Shares, stating the purchase price (which shall not be more than the Maximum Price for an Off-Market Purchase, calculated on the foregoing basis) for each ordinary share or Preference Share, and the relevant terms of the equal access scheme for effecting the Off-Market Purchase; and

"Market Day" means a day on which the SGX-ST is open for trading in securities; and

(d) the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Resolution.

9. That approval be and is hereby given to the Directors to offer and grant options in accordance with the provisions of the City Developments Share Option Scheme 2001 (the "Scheme") and to allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Scheme provided that the aggregate number of new ordinary shares to be issued pursuant to the Scheme shall not exceed 8% of the total number of issued ordinary shares in the capital of the Company from time to time.

10. (a) That approval be and is hereby given for the purpose of Chapter 9 of the Listing Manual of the SGX-ST, for the Company, its subsidiaries and its associated companies that are not listed on the SGX-ST, or an approved exchange, over which the Company, its subsidiaries and/or its interested person(s), have control, or any of them, to enter into any of the transactions falling within the category of Interested Person Transactions, particulars of which are set out in the Company's Circular to Shareholders dated 28 April 2003 (the "Circular") with any party who is of the class or classes of Interested Persons described in the Circular, provided that such transactions are entered into in accordance with the review procedures for Interested Person Transactions as set out in the Circular, and that such approval (the "IPT Mandate"), shall unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(b) That the Directors of the Company and each of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they or he may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

(C) TO TRANSACT ANY OTHER BUSINESS

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Singapore
27 March 2007

The Company had on 28 February 2007 advised that the Ordinary Shares Transfer Books and Register of Holders of ordinary shares of the Company will be closed on 4 May 2007. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 3 May 2007 will be registered to determine ordinary shareholders' entitlement to the dividends for the year ended 31 December 2006.

Directors have recommended a final ordinary dividend of 7.5 cents per ordinary share and a special final ordinary dividend of 10.0 cents per ordinary share, less 18% income tax, in respect of the financial year ended 31 December 2006 for approval by ordinary shareholders at the Annual General Meeting to be held on 26 April 2007. The final dividends, if approved, will be payable on 18 May 2007.

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for holding the Meeting.

3. Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the Meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the Meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the Meeting.

4. With reference to item 4(b) of the Ordinary Business above, Mr Foo See Juan will, upon re-election as a Director of the Company, remain as a member of the Audit Committee and Nominating Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

5. With reference to item 5(a) of the Ordinary Business above, Mr Chee Keng Soon will, upon re-appointment as a Director of the Company, remain as Chairman of the Audit Committee, Nominating Committee and Remuneration Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

6. With reference to item 5(b) of the Ordinary Business above, Mr Tang See Chim will, upon re-appointment as a Director of the Company, remain as a member of the Audit Committee and Remuneration Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

7. The Ordinary Resolution proposed in 7 above, if passed, will empower the Directors of the Company from the date of the Meeting until the next Annual General Meeting to issue ordinary shares whether by way of rights, bonus or otherwise and/or make or grant Instruments that might require new ordinary shares to be issued up to and not exceeding 50% of the issued ordinary shares in the capital of the Company, with an aggregate sub-limit of 20% of the issued ordinary shares in the capital of the Company for any issue of new ordinary shares not made on a *pro-rata* basis to shareholders. This authority will expire at the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

8. The Ordinary Resolution proposed in 8 above, if passed, will empower Directors of the Company to make purchases or otherwise acquire the Company's issued ordinary shares and/or Preference Shares from time to time subject to and in accordance with the guidelines set out in Annexure I of the Appendix Accompanying this Notice. This authority will expire at the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

9. The Ordinary Resolution proposed in 9 above, if passed, will empower the Directors of the Company to offer and grant options under the Scheme and to issue from time to time such number of new ordinary shares in the capital of the Company pursuant to the exercise of share options under the Scheme subject to such limits or sub-limits as prescribed in the Scheme.

10. The Ordinary Resolution proposed in 10 above, if passed, will renew the IPT Mandate first approved by Shareholders on 29 May 2003 to facilitate the Company, its subsidiaries and its associated companies to enter into Interested Person Transactions, the details of which are set out in Annexure II and Appendix A of the Appendix Accompanying this Notice. The IPT Mandate will continue in force until the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

PROXY FORM

IMPORTANT:

1. For investors who have used their CPF monies to buy the Company's ordinary shares, this Summary Report/Annual Report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and holders of the Company's Preference shares and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF Investors who wish to attend the 44th Annual General Meeting as OBSERVERS have to submit their requests through their respective Agent Banks so that their Agent Banks may register, in the required format, with the Company Secretary of City Developments Limited. (Agent Banks: please see note No. 9 on required format).

* I/We, ______________________________ with NRIC / Passport Number : ______________

of ____

being a *member/members of City Developments Limited (the "Company"), hereby appoint

NAME	ADDRESS	NRIC/PASSPORT NUMBER	PROPORTION OF SHAREHOLDINGS (%)

*and/or

as *my/our *proxy/proxies to vote for *me/us on *my/our behalf at the Forty-Fourth Annual General Meeting of the Company ("AGM") to be held at M Hotel Singapore, Banquet Suite, Level 10, 81 Anson Road, Singapore 079908 on Thursday, 26 April 2007 at 3.00 p.m., and at any adjournment thereof. *I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM.

No.	Resolutions		For	Against
	ORDINARY BUSINESS:			
1.	Adoption of Reports and Financial Statements			
2.	Declaration of a Final Ordinary Dividend and a Special Final Ordinary Dividend			
3.	Approval of Directors' Fees and Audit Committee Fees			
4.	Re-election of Directors:	(a) Mr Kwek Leng Beng		
		(b) Mr Foo See Juan		
5.	Re-appointment of Directors under Section 153(6) of the Companies Act, Chapter 50:	(a) Mr Chee Keng Soon		
		(b) Mr Tang See Chim		
6.	Re-appointment of KPMG as Auditors			
	SPECIAL BUSINESS:			
7.	Authority for Directors to issue ordinary shares and/or make or grant offers, agreements or options pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited			
8.	Renewal of Share Purchase Mandate			
9.	Authority for Directors to offer and grant options and issue new ordinary shares in accordance with the provisions of the City Developments Share Option Scheme 2001			
10.	Renewal of IPT Mandate for Interested Person Transactions			

Dated this ____________ day of ____________ 2007

No. of ordinary shares held

____
Signature(s) of
Member(s)/Common Seal

*Delete accordingly

IMPORTANT: PLEASE READ NOTES ON THE REVERSE

Notes:

1. Please insert the total number of ordinary shares held by you. If you have ordinary shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of ordinary shares. If you have ordinary shares registered in your name in the Register of Members, you should insert that number of ordinary shares. If you have ordinary shares entered against your name in the Depository Register and ordinary shares registered in your name in the Register of Members, you should insert the aggregate number of ordinary shares. If no number is inserted, this instrument appointing a proxy or proxies shall be deemed to relate to all the ordinary shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the AGM. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the AGM in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under the instrument of proxy, to the AGM.

5. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for the AGM.

6. This instrument appointing a proxy or proxies must be signed by the appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its common seal or under the hand of its attorney duly authorised or a duly authorised officer. Where an instrument appointing a proxy or proxies is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must be lodged with the instrument, failing which the instrument may be treated as invalid.

7. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the AGM in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50.

8. The Company shall be entitled to reject an instrument of proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of ordinary shares entered in the Depository Register, the Company may reject any instrument of proxy or proxies lodged if the member, being the appointor, is not shown to have ordinary shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the AGM, as certified by The Central Depository (Pte) Limited to the Company.

9. Agent Banks acting on the request of CPF Investors who wish to attend the AGM as Observers are required to submit in writing, a list with details of the investors' name, NRIC/Passport Number, addresses and number of ordinary shares held. The list, signed by an authorised signatory of the agent bank, should reach the Company Secretary, at the registered office of the Company not less than 48 hours before the appointed time for the AGM.

Fold Here

AGM
Proxy Form

Affix
Stamp
Here

The Secretary
CITY DEVELOPMENTS LIMITED
36 Robinson Road
#04-01 City House
Singapore 068877

Fold Here

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CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

REQUEST FORM

27 March 2007

Dear Ordinary/Preference Shareholder,

This notice accompanies a copy of the Summary Financial Report ("SFR") of City Developments Limited ("CDL" or the "Company") for the financial year ended 31 December 2006 ("FY 2006"). The SFR contains a review of the CDL Group for FY 2006. It also contains a summary of the audited financial statements of the Company and the Group for FY 2006.

The Directors' Report and the full financial statements of the Company and the Group for FY 2006 are set out in a separate report called the Annual Report ("AR") 2006. This report is available to all registered ordinary/preference shareholders of CDL at no cost upon request.

We will be sending you SFRs instead of ARs for so long as you are an ordinary/preference shareholder of CDL unless you indicate otherwise in the request form below. If you are receiving this SFR for the first time or you did not respond previously, and you wish to receive a copy of the AR for FY 2006 and/or for so long as you are an ordinary/preference shareholder, please complete the request form below by ticking the relevant box and returning the same to us by **3 April 2007**. If we do not receive your request form, it would indicate that you do not wish to receive the AR for FY 2006 and for future financial years.

For ordinary/preference shareholders who have responded previously, you may change your previous request by ticking the appropriate box and returning the request form duly completed to us by **3 April 2007**. Your latest request will supercede your earlier requests received by us.

Yours faithfully
For City Developments Limited

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

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To: City Developments Limited ("CDL")
Please tick only one box. Incomplete or improperly completed request will not be processed.

☐ Please send me/us the Annual Report for FY 2006.

☐ Please do not send me/us the Summary Financial Report and the Annual Report for future financial years for so long as I am an/we are ordinary/preference shareholder(s) of CDL.

☐ Please send me/us the Summary Financial Report and the Annual Report for future financial years for so long as I am an/we are ordinary/preference shareholder(s) of CDL.

Name(s) of shareholder(s): ______________________ ☐ Ordinary Shareholder

NRIC/Passport Number(s) : ______________________ ☐ Preference Shareholder

The shares in CDL are held by me/us under or through:
Please tick only one box.

☐ *CDP Securities Account Number : [1][6][8][1]-[ ][ ][ ][ ]-[ ][ ][ ][ ]

☐ *CPFIS Account

☐ Physical scrips

Address: ______________________

Signature(s): ______________________ Date: ______________________

Note: * This is only applicable if any of your shares in CDL is registered in the Depository Register maintained by The Central Depository (Pte) Limited.
* Please note that if your shares are held under CPFIS, you may only select the first option.

Fold along this line (1)

Postage will be paid by addressee. For posting in Singapore only

BUSINESS REPLY SERVICE
PERMIT NO. 07243

CITY DEVELOPMENTS LIMITED
c/o The Central Depository (Pte) Limited
4 Shenton Way #02-01
SGX Centre 2
SINGAPORE 068807

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Produced by
Group Corporate Affairs
Hong Leong Group Singapore &
Corporate Communications Department
City Developments Limited

Designed by
Epigram

Printed on Environmentally-Friendly Paper

CITY DEVELOPMENTS LIMITED

Co. Reg. No. 196300316Z

www.cdl.com.sg

CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

APPENDIX ACCOMPANYING THE NOTICE OF ANNUAL GENERAL MEETING DATED 27 MARCH 2007

IN RELATION TO

(1) THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE; AND

(2) THE PROPOSED RENEWAL OF IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

CONTENTS

CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

Board of Directors:

Kwek Leng Beng (Executive Chairman)
Kwek Leng Joo (Managing Director)
Chee Keng Soon
Chow Chiok Hock
Foo See Juan
Kwek Leng Peck
Han Vo-Ta
Tang See Chim

Registered Office:

36 Robinson Road
#04-01 City House
Singapore 068877

27 March 2007

To: The Shareholders of City Developments Limited
("**Shareholders**")

Dear Sir/Madam

(I) PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE
(II) PROPOSED RENEWAL OF IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. INTRODUCTION

We refer to the Notice of the Forty-Fourth Annual General Meeting of City Developments Limited ("**CDL**" or the "**Company**") ("**44th AGM**") issued by the Company on 27 March 2007 (the "**Notice**").

Item 8 of the Notice of the 44th AGM is an Ordinary Resolution ("**Resolution 8**") to be proposed at the 44th AGM for the renewal of the Company's Share Purchase Mandate which will empower the Directors to make purchases or otherwise acquire Ordinary Shares and/or Preference Shares from time to time subject to certain restrictions set out in the Listing Manual ("**Listing Manual**") of the Singapore Exchange Securities Trading Limited.

Item 10 of the Notice of the 44th AGM is an Ordinary Resolution ("**Resolution 10**") to be proposed at the 44th AGM for the renewal of the Company's IPT Mandate for interested person transactions which will facilitate the Company, its subsidiaries and its associated companies, to enter into transactions with its interested persons, the details of which are set out in Annexure II.

The purpose of this letter is to provide Shareholders with information relating to Resolutions 8 and 10. These are set out in Annexures I and II respectively and Appendix A.

2. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

The interests of the Directors and the Substantial Shareholders in issued Ordinary Shares and Preference Shares, based on the Company's Register of Directors' Shareholdings and Register of Substantial Shareholders respectively as at 19 March 2007 (the "**Latest Practicable Date**"), were as follows:

Directors	**Class of Shares**	**Number of Shares held**	**%**
Kwek Leng Beng	Ordinary	397,226	0.044
	Preference	144,445	0.044
Kwek Leng Joo	Ordinary	65,461	0.007
	Preference	100,000	0.030
Kwek Leng Peck	Ordinary	43,758	0.005
Tang See Chim	Ordinary	11,000	0.001
	Preference	4,000	0.001

	Number of Ordinary Shares			
Substantial Shareholders	**Direct Interest**	**Deemed Interest**	**Total**	**%**
Hong Realty (Private) Limited ("**HR**")	32,088,024	30,499,756 [1]	62,587,780	6.883
Hong Leong Holdings Limited ("**HLH**")	148,787,477	19,547,220 [2]	168,334,697	18.513
Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**")	140,169,335	301,958,566 [3]	442,127,901	48.623
Kwek Holdings Pte Ltd ("**KH**")	–	442,127,901 [4]	442,127,901	48.623
Davos Investment Holdings Private Limited ("**Davos**")	–	442,127,901 [4]	442,127,901	48.623
Aberdeen Asset Management plc and its subsidiaries ("**Aberdeen Group**")	–	54,556,388 [5]	54,556,388	6.000
Aberdeen Asset Management Asia Ltd ("**AAMAL**")	–	45,812,388 [6]	45,812,388	5.038

Notes:

(1) HR is deemed under Section 7 of the Companies Act to have an interest in the 30,499,756 Ordinary Shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(2) HLH is deemed under Section 7 of the Companies Act to have an interest in the 19,547,220 Ordinary Shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(3) HLIH is deemed under Section 7 of the Companies Act to have an interest in the 301,958,566 Ordinary Shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof which includes (i) the 62,587,780 Ordinary Shares held directly and indirectly by HR; and (ii) the 168,334,697 Ordinary Shares held directly and indirectly by HLH, out of which 9,305,391 Ordinary Shares have been identified as Ordinary Shares in which HR is also deemed to have an interest in under note [1] above.

(4) KH and Davos are deemed under Section 7 of the Companies Act to have an interest in the 442,127,901 Ordinary Shares held directly and/or indirectly by HLIH in which they are entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

[5] The deemed interest of Aberdeen Group is based on the last notification to the Company on 6 October 2006 and relates to Ordinary Shares held by various accounts managed or advised by the Aberdeen Group whereby the Aberdeen Group is given proxy voting rights.

[6] The deemed interest of AAMAL is based on the last notification to the Company on 8 December 2005 and relates to Ordinary Shares held by various accounts managed or advised by AAMAL whereby AAMAL is given proxy voting rights.

3. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this letter (including the Annexures and Appendix A) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this letter are fair and accurate in all material respects and that there are no material facts the omission of which would make any statement in this letter misleading.

Where information contained in this letter has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors has been to ensure that such information has been accurately and correctly extracted from these sources and reflected in this letter.

Shareholders who are in any doubt as to the action they should take, should consult their stockbrokers or other professional advisers immediately.

Yours faithfully
CITY DEVELOPMENTS LIMITED

KWEK LENG BENG
Executive Chairman

Note : The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Letter to Shareholders.

PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

1. BACKGROUND

At the Extraordinary General Meeting of the Company held on 26 April 2006 (the "**2006 EGM**"), Ordinary Shareholders had approved, *inter alia*, the renewal of the Share Purchase Mandate to enable the Company to purchase or otherwise acquire its issued Shares. The rationale for, authority and limitations on, and the financial effects of, the Share Purchase Mandate were set out in the Company's circular to shareholders dated 28 March 2006 and Ordinary Resolution 2 set out in the Notice of 2006 EGM.

The Share Purchase Mandate was expressed to take effect from the passing of the Ordinary Resolution at the 2006 EGM and will expire on the date of the forthcoming Forty-Fourth Annual General Meeting to be held on 26 April 2007 (the "**44th AGM**"). Accordingly, Ordinary Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the 44th AGM.

Since the renewal of the Share Purchase Mandate at the 2006 EGM, the Company has not purchased or acquired any Shares under the Share Purchase Mandate.

2. DEFINITIONS

In this Annexure I, the following definitions shall apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company, as amended or modified from time to time
"CDL" or the "Company"	:	City Developments Limited
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore, as amended and modified from time to time
"EPS"	:	Earnings per Ordinary Share
"Group"	:	The Company and its subsidiaries
"HLIH"	:	Hong Leong Investment Holdings Pte. Ltd.
"HLIH Group"	:	HLIH and its subsidiaries
"Income Tax Act"	:	Income Tax Act, Chapter 134 of Singapore, as amended or modified from time to time
"Latest Practicable Date"	:	19 March 2007, being the latest practicable date prior to the printing of this Annexure I
"Listing Manual"	:	The Listing Manual of the SGX-ST, as amended or modified from time to time
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"Market Purchase"	:	An on-market purchase of Shares by the Company effected on SGX-ST, through one or more duly licensed stockbrokers appointed by the Company for the purpose

"Memorandum"	:	The Memorandum of Association of the Company, as amended or modified from time to time
"NAV"	:	Net Asset Value
"Ordinary Shares"	:	Ordinary shares in the capital of the Company
"Off-Market Purchase"	:	An off-market purchase of Shares by the Company effected in accordance with an equal access scheme
"Preference Shares"	:	Non-redeemable convertible non-cumulative preference shares in the capital of the Company
"SFA"	:	Securities and Futures Act, Chapter 289 of Singapore, as amended or modified from time to time
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shares"	:	Ordinary Shares and Preference Shares
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares
"SIC"	:	Securities Industry Council of Singapore
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers

The terms "**Depositor**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Annexure I to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Annexure I shall have the same meaning assigned to it under the Companies Act, the Income Tax Act, the SFA, the Listing Manual or Take-over Code or any statutory modification thereof, as the case may be.

3. RENEWAL OF THE SHARE PURCHASE MANDATE

3.1 Rationale for the Share Purchase Mandate.

The Share Purchase Mandate will give the Directors the flexibility to purchase Shares, if and when circumstances permit, with a view to enhancing the earnings per Ordinary Share and/or the net asset value per Ordinary Share of the Company. The Directors believe that share purchases also provide the Company and its Directors with an alternative to facilitate the return of surplus cash over and above its ordinary capital requirements and exercise greater control over the Company's share capital structure.

The Directors further believe that share purchases may bolster confidence of Ordinary Shareholders and/or holders of Preference Shares. With the Share Purchase Mandate, the Directors will have the ability to purchase Shares on the SGX-ST, where appropriate, to stabilise the demand for the Shares and to buffer against short-term share price volatility due to market speculation.

Purchases of Shares by the Company will be made only in circumstances where it is considered to be in the best interests of the Company. Further, the Directors do not propose to carry out share purchases to such an extent that would, or in circumstances that might, result in a material adverse effect on the financial position of the Company or Group, or result in the Company being delisted from the SGX-ST.

3.2 **Authority and Limits of the Share Purchase Mandate.**

The authority and limitations placed on the purchase or acquisition of issued Shares by the Company under the Share Purchase Mandate are summarised below:

3.2.1 ***Maximum Number of Shares***

Only Shares which are issued and fully paid may be purchased or acquired by the Company under the Share Purchase Mandate.

Subject to the Companies Act, the Share Purchase Mandate will authorise the Company, from time to time, to purchase such number of Shares which represent up to:

(i) in the case of Ordinary Shares, a maximum of 10% of the total number of issued Ordinary Shares of the Company; and

(ii) in the case of Preference Shares, a maximum of 10% of the total number of issued Preference Shares of the Company,

as at the date of the 44th AGM at which the renewal of the Share Purchase Mandate is approved.

Any of the Company's Ordinary Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

3.2.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, by the Company from the date of the 44th AGM up to the earlier of:

(i) the date on which the next annual general meeting of the Company is held or required by law to be held; or

(ii) the date on which the authority conferred by the Share Purchase Mandate is varied or revoked in General Meeting.

3.2.3 ***Manner of Purchase***

Purchases or acquisitions of Shares may be made by way of Market Purchases and/or Off-Market Purchases.

Market Purchases refer to purchases of Shares by the Company effected on the SGX-ST through the Central Limit Order Book (CLOB) trading system, through one or more duly licensed stockbrokers appointed by the Company for the purpose.

Off-Market Purchases refer to purchases of Shares by the Company made under an equal access scheme or schemes for the purchase of Shares. The Directors may impose such terms and conditions, which are not inconsistent with the Share Purchase Mandate, the Listing Manual, the Companies Act or the Memorandum and the Articles, as they consider fit in the interests of the Company in connection with or in relation to an equal access scheme or schemes. Under the Companies Act, an equal access scheme must satisfy all the following conditions:

(i) the offers for the purchase or acquisition of shares under the scheme are to be made to every person who holds shares to purchase or acquire the same percentage of their shares;

(ii) all of those persons have a reasonable opportunity to accept the offers made to them; and

(iii) the terms of all the offers are the same except that there shall be disregarded:

(aa) differences in consideration attributable to the fact that the offers relate to shares with different accrued dividend entitlements;

(bb) differences in consideration attributable to the fact that the offers relate to shares with different amounts remaining unpaid; and

(cc) differences in the offers introduced solely to ensure that each person is left with a whole number of shares.

In addition, the Listing Manual provides that in making an Off-Market Purchase, a listed company must issue an offer document to all shareholders containing, *inter alia*:

(1) the terms and conditions of the offer;

(2) the period and procedures for acceptances;

(3) the reasons for the proposed share purchases;

(4) the consequences, if any, of share purchases by the listed company that will arise under the Take-over Code or other applicable take-over rules;

(5) whether the share purchases, if made, could affect the listing of the listed company's shares on the SGX-ST; and

(6) details of any share purchases made by the listed company in the previous 12 months (whether Market Purchases or Off-Market Purchases), giving the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for the purchases, where relevant, and the total consideration paid for the purchases.

3.2.4 ***Maximum Purchase Price***

The purchase price (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) to be paid for the Shares will be determined by the Directors. However, the purchase price must not exceed:

(i) in the case of a Market Purchase, 105% of the Average Closing Price (as defined below); and

(ii) in the case of an Off-Market Purchase, 120% of the Highest Last Dealt Price (as defined below),

("**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of the Ordinary Shares or Preference Shares (as the case may be) over the last five Market Days on the SGX-ST, on which transactions in the Ordinary Shares or Preference Shares were recorded, immediately preceding the day of the Market Purchase by the Company, and deemed to be adjusted for any corporate action that occurs after such 5-Market Day period;

"**Closing Market Price**" means the last dealt price for an Ordinary Share or Preference Share (as the case may be) transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system as shown in any publication of the SGX-ST or other sources;

"**Highest Last Dealt Price**" means the highest price transacted for an Ordinary Share or Preference Share (as the case may be) as recorded on the SGX-ST on the Market Day on which there were trades in the Ordinary Shares or Preference Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase; and

"**day of the making of the offer**" means the day on which the Company announces its intention to make an offer for the Off-Market Purchase of Ordinary Shares or Preference Shares (as the case may be) from Ordinary Shareholders or holders of Preference Shares, stating the purchase price (which shall not be more than the Maximum Price for an Off-Market Purchase, calculated on the foregoing basis) for each Ordinary Share or Preference Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.3 **Source of Funds.**

In purchasing or acquiring Shares, the Company may only apply funds legally available for such purchase or acquisition in accordance with the Articles and applicable laws in Singapore. Payment may be made by the Company in consideration of the purchase or acquisition of its own Shares out of the Company's capital as well as from its distributable profits.

The Company intends to use internal resources and/or external borrowings to finance purchases or acquisitions of its Shares under the Share Purchase Mandate. The Directors do not intend to exercise the Share Purchase Mandate to such extent as would have a material adverse effect on the working capital requirements or the gearing levels of the Group. In determining whether to undertake any purchases or acquisitions of Shares under the Share Purchase Mandate, the Directors will take into account, *inter alia*, the prevailing market conditions, the financial position of the Group and other relevant factors.

3.4 **Status of Purchased or Acquired Shares.**

Under the Companies Act, Preference Shares which are purchased or acquired by the Company will be deemed cancelled immediately on purchase or acquisition. Ordinary Shares purchased or acquired by the Company may be held or dealt with as treasury shares or cancelled. As such, cancelled Shares purchased or acquired by the Company will be automatically delisted by the SGX-ST, and certificates in respect thereof will be cancelled and destroyed by the Company as soon as practicable following settlement of any such purchase or acquisition.

Some of the provisions on treasury shares under the Companies Act are summarised below:

3.4.1 ***Maximum Holdings***

The number of Ordinary Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Ordinary Shares.

3.4.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote in respect of treasury shares and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. Also, a sub-division or consolidation of any treasury share into treasury shares of a smaller or larger amount is allowed so long as the total value of the treasury shares after the sub-division or consolidation is the same as before.

3.4.3 ***Disposal and Cancellation***

Where Ordinary Shares purchased or acquired by the Company are held as treasury shares, the Company may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

3.5 **Financial Effects.**

The financial effects on the Company and the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia,* whether the Shares are purchased or acquired out of capital or distributable profits of the Company, the aggregate number of Shares purchased or acquired, the consideration paid at the relevant time and whether the Shares purchased or acquired are held in treasury or cancelled. The financial effects on the Company and the Group based on the audited financial accounts of the Group for the financial year ended 31 December 2006 are based on the assumptions set out below:

3.5.1 ***Purchase or Acquisition out of Capital or Distributable Profits***

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's capital or distributable profits so long as the Company is solvent.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of distributable profits, such consideration (excluding related brokerage, goods and services tax, stamp duties and clearance fees) will correspondingly reduce the amount available for the distribution of cash dividends by the Company. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced.

The purchases or acquisitions of Shares by the Company will reduce the cash reserves and/or increase the borrowings of the Company and the Group, thereby reducing the working capital and shareholders' funds of the Company and the Group. As a result of this, the gearing ratio of the Company and the Group will increase and the current ratios will decrease on the assumption that the additional external borrowings obtained, if any, are classified as current liabilities.

3.5.2 ***Maximum Price Paid for Shares Acquired or Purchased***

Based on the existing number of issued Ordinary Shares and Preference Shares in the capital of the Company as at the Latest Practicable Date, the exercise in full of the Share Purchase Mandate would result in the purchase of 90,930,133 Ordinary Shares (representing 10% of the total number of issued Ordinary Shares in the capital of the Company) and 33,087,425 Preference Shares (representing 10% of the total number of issued Preference Shares in the capital of the Company).

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires the 90,930,133 Ordinary Shares at the Maximum Price of $13.96 for one Ordinary Share (being the price equivalent to 5% above the Average Closing Price as at the Latest Practicable Date) and the 33,087,425 Preference Shares at the Maximum Price of $2.34 for one Preference Share (being the price equivalent to 5% above the Average Closing Price as at the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 90,930,133 Ordinary Shares and 33,087,425 Preference Shares is approximately $1,347 million.

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires the 90,930,133 Ordinary Shares at the Maximum Price of $16.20 for one Ordinary Share (being the price equivalent to 20% above the Highest Last Dealt Price as at the Latest Practicable Date) and the 33,087,425 Preference Shares at the Maximum Price of $2.69 for one Preference Share (being the price equivalent to 20% above the Highest Last Dealt Price as at the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 90,930,133 Ordinary Shares and 33,087,425 Preference Shares is approximately $1,562 million.

3.5.3 ***Whether the underlying Shares are cancelled or held in treasury***

The financial effects on the Group arising from purchases or acquisitions of Shares will also depend on whether the Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only, on the basis that the Company purchases or acquires 90,930,133 Ordinary Shares and 33,087,425 Preference Shares by way of Market Purchases made out of profits and/or capital and held in treasury for Ordinary Shares purchased or acquired and cancelled for Preference Shares purchased or acquired, and that the Share Purchase Mandate had been effective on 1 January 2006, the financial effects on the audited financial accounts of the Group and the Company for the financial year ended 31 December 2006 would have been as follows:

Market Purchases made out of profits and/or capital and held in treasury for Ordinary Shares purchased or acquired and cancelled for Preference Shares purchased or acquired

	GROUP		COMPANY	
As at 31 December 2006	**Before Purchase of Ordinary Shares and Preference Shares $'000**	**After Purchase of Ordinary Shares and Preference Shares[(1),(8)] $'000**	**Before Purchase of Ordinary Shares and Preference Shares $'000**	**After Purchase of Ordinary Shares and Preference Shares[(1),(8)] $'000**
Share Capital and Reserves[(1)]	4,734,535	4,658,401	3,906,358	3,830,224
Treasury Shares	–	(1,269,385)	–	(1,269,385)
NAV	4,734,535	3,389,016	3,906,358	2,560,839
Current Assets[(2)]	3,849,320	3,790,640	2,945,817	2,887,137
Current Liabilities[(2)]	1,736,003	3,022,842	1,205,922	2,492,761
Working Capital	2,113,317	767,798	1,739,895	394,376
Net Borrowings[(2),(3)]	2,579,137	3,924,656	1,100,893	2,446,412
Number of Ordinary Shares[(7)]	909,301,330	818,371,197	909,301,330	818,371,197
Weighted Average Number of Ordinary Shares	915,414,150	824,484,017	915,414,150	824,484,017
Financial Ratios				
NAV per Ordinary Share ($)	5.21	4.14	4.30	3.13
Basic EPS (Ordinary) (cents)[(4)]	37.00	41.24	26.06	29.09
Net Gearing (times)[(5)]	0.54	1.16	0.28	0.96
Current Ratio (times)[(6)]	2.22	1.25	2.44	1.16

Notes:

(1) Assuming no Preference Shares are converted.

(2) Assuming the purchases or acquisitions of Ordinary Shares and Preference Shares are funded using all available cash and cash equivalents (excluding project accounts) of the Company and the balance via short term bank borrowings. For the purpose of this calculation, we have not taken into account any interest foregone on the utilised cash and cash equivalents, or any interest payable on the additional borrowings.

(3) Net borrowings refers to the aggregate borrowings from banks and financial institutions, and finance lease creditors, after deducting cash and cash equivalents. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

(4) Basic EPS is based on the net attributable profit to ordinary shareholders and the weighted average number of Ordinary Shares.

(5) Net gearing is computed based on the ratio of net borrowings to shareholders' funds.

(6) Current ratio is computed based on the ratio of current assets to current liabilities.

(7) Number of Ordinary Shares refers to number of issued and paid-up Ordinary Shares as at Latest Practicable Date.

(8) The funds used for effecting the number of Shares acquired or purchased are taken from capital (50%) and out of accumulated profits (50%).

Shareholders should note that the financial effects set out above, based on the respective aforementioned assumptions, are for illustration purposes only. In particular, it is important to note that the above analysis is based on the latest audited financial statements of the Group for the financial year ended 31 December 2006, and is not necessarily representative of the future financial performance of the Group or the Company. In addition, the actual impact will depend on the actual number and price of Shares that may be acquired or purchased by the Company as well as how the purchase or acquisition is funded, and the Company may not carry out the Share Purchase Mandate to the full 10% mandate.

3.6 **Taxation.**

Purchase or Acquisition of Ordinary Shares

Under Section 10J of the Income Tax Act, a Singapore company which purchases or acquires its own ordinary shares using its distributable profits is deemed to have paid a dividend to its shareholders from whom the shares are purchased. Where a company purchases or acquires its own ordinary shares using its distributable profits under the Companies Act, it will therefore be regarded as having paid a dividend to shareholders from whom such shares are purchased or acquired. Where a company acquires or purchases its ordinary shares using its contributed capital, the payment made to shareholders shall not be regarded as a payment of dividends to shareholders.

So long as the company is on the imputation system of corporate taxation, the company would be able to pay (a) exempt dividend out of its exempt dividend account; or (b) taxable dividends in accordance with the provisions of Section 44A of the Income Tax Act. Taxable dividends paid or deemed paid by the company pursuant to Section 44A would need to be franked at the prevailing corporate tax rate (18% as per the Budget 2007 announcement).

At the earlier of (a) the election made by the company to opt out of the imputation system; (b) the exhaustion of the Section 44A franking credits; and (c) 31 December 2007, the company will fall under the one-tier tax regime for the payment of dividend. Under this regime, all dividends paid by the company out of its distributable reserves would be tax exempt in the hands of shareholders.

The tax treatment of the receipt from a share purchase in the hands of shareholders is set out below.

Where the buyback is undertaken by way of a Market Purchase through a special trading counter established by the SGX-ST, to the extent that the payment is not made out of the contributed capital of the company, the proceeds received by a shareholder will be regarded as a dividend if:

(a) the shares sold through the special trading counter were not acquired by the shareholder through any securities lending or repurchase arrangement;

(b) the shareholder has beneficially owned the shares for a continuous period of at least 183 days ending immediately before the day of the sale of the shares through the special trading counter;

(c) the shareholder has furnished to the Comptroller of Income Tax, or such other person as the Comptroller of Income Tax may direct, a declaration relating to the ownership and other particulars of the shares sold in such form and manner as may be approved by the Comptroller of Income Tax; and

(d) the company has complied with such requirements as may be imposed by the Comptroller of Income Tax.

Where the buyback is undertaken by way of an Off-Market Purchase in accordance with an equal access scheme authorised in advance by the company in general meeting, to the extent that the payment is not made out of the contributed capital of the company, the proceeds received by the shareholder will be regarded as a dividend provided that the shareholder has not obtained the shares under a securities lending or repurchase arrangement.

In all other cases, the proceeds that the shareholder receives from the buyback will be treated as proceeds from the disposal of shares and not a dividend. Whether or not such proceeds are taxable in the hands of such shareholders will depend on whether such proceeds are receipt of an income or capital nature. Where the proceeds received by the shareholder is treated as a dividend, and the dividend is paid under the imputation system, shareholders will be assessed to tax on the gross amount of the notional dividend and be allowed a credit-franking amount (18% as per the Budget 2007 announcement) of the gross dividend.

Preference Shares Redemption

As the Preference Shares are non-redeemable, Section 10K of the Income Tax Act detailing the tax consequences of redemption of redeemable shares is not relevant.

Purchase or Acquisition of Preference Shares

Under Section 10M of the Income Tax Act, a Singapore company which purchases or acquires its own shares of a preferential nature using its distributable profits is deemed to have paid a dividend to its shareholders from whom the shares of a preferential nature are purchased or acquired. Where a company purchases or acquires its own shares of a preferential nature using its distributable profits under the Companies Act, it will therefore be regarded as having paid a dividend to shareholders from whom such shares are purchased or acquired. Where a company acquires or purchases its own shares of a preferential nature using its contributed capital, the payment made to shareholders shall not be regarded as a payment of dividends to shareholders.

So long as the company is on the imputation system of corporate taxation, the company would be able to pay (a) exempt dividend out of its exempt dividend account; or (b) taxable dividends in accordance with the provisions of Section 44A of the Income Tax Act. Taxable dividends paid or deemed paid by the company pursuant to Section 44A would need to be franked at the prevailing corporate tax rate (18% as per the Budget 2007 announcement). This would be the requirement until the company falls under the one-tier tax regime, as described in the preceding section on "Purchase or Acquisition of Ordinary Shares".

Notwithstanding that any purchase or acquisition by a company of its shares of a preferential nature would be regarded as the payment of a dividend from the company's perspective, the receipt from such purchase or acquisition in the hands of the relevant shareholders would not be deemed to be dividends.

Shareholders should note that the foregoing does not constitute, and should not be regarded as constituting, advice on the tax position of any Shareholder. Shareholders who are in doubt as to their respective tax positions or any tax implications, including those who may be subject to tax in a jurisdiction outside Singapore, should consult their own professional advisers.

3.7 **Listing Manual.**

The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST, in such reporting format as prescribed by the SGX-ST or the Listing Manual, not later than 9.00 a.m. (a) in the case of a Market Purchase, on the Market Day following the day of purchase of any of its shares; and (b) in the case of an Off-Market

Purchase under an equal access scheme, on the second Market Day after the close of acceptances of the offer. The Listing Manual restricts a listed company from purchasing shares by way of a Market Purchase at a price which is more than 5% above the Average Closing Market Price (as defined in Paragraph 3.2.4 of this Annexure I). Hence, the Maximum Price for the purchase or acquisition of Shares by the Company by way of a Market Purchase complies with this requirement.

Although the Listing Manual does not prescribe a maximum price in relation to purchase or acquisition of shares by way of an Off-Market Purchase, the Company has set a cap of 20% above the Highest Last Dealt Price of an Ordinary Share or Preference Share (as the case may be) as the Maximum Price for an Ordinary Share or Preference Share to be purchased or acquired by way of an Off-Market Purchase.

While the Listing Manual does not expressly prohibit any purchase or acquisition of shares by a listed company during any particular time or times, the Company will not undertake any purchase or acquisition of Shares pursuant to the Share Purchase Mandate at any time after any matter or development of a price sensitive nature has occurred or has been the subject of a decision until such price sensitive information has been publicly announced. In particular, in line with the Company's Internal Code On Securities Trading, the Company will not purchase or acquire any Shares during the period of two weeks before the announcement of the Company's financial statements for each of the first three quarters of its financial year, and one month before the announcement of the Company's financial statements for the full financial year (as the case may be).

The Listing Manual requires a listed company to ensure that at least 10% of any class of its listed equity securities (excluding preference shares and convertible equity securities) is at all times held by public shareholders. Under the Listing Manual, "public" is defined as persons other than the directors, substantial shareholders, chief executive officer or controlling shareholders of the company and its subsidiaries, as well as the associates of such persons.

As at the Latest Practicable Date, approximately 51.18% of the issued Ordinary Shares were held by public Ordinary Shareholders. In the event that the Company purchases the maximum of 10% of its issued Ordinary Shares from such public Ordinary Shareholders, the resultant percentage of the issued Ordinary Shares held by public Ordinary Shareholders would be reduced to approximately 45.76%. Accordingly, the Directors are of the view that there is, at present, a sufficient number of Ordinary Shares in issue held by public Ordinary Shareholders that would permit the Company to potentially undertake purchases or acquisitions of the Ordinary Shares through Market Purchases up to the full 10% limit pursuant to the Share Purchase Mandate without affecting adversely the listing status of the Ordinary Shares on the SGX-ST, and that the number of Ordinary Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or adversely affect orderly trading of the Ordinary Shares.

3.8 **Obligation to Make a Take-Over Offer.**

(a) As the Preference Shares do not carry general voting rights, there will be no Take-over Code implications arising from the purchase or acquisition by the Company of Preference Shares pursuant to the Share Purchase Mandate.

(b) If, as a result of any purchase or acquisition of Ordinary Shares made by the Company under the Share Purchase Mandate, an Ordinary Shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 14 of the Take-over Code. Consequently, an Ordinary Shareholder or group of Ordinary Shareholders acting in concert could obtain or consolidate effective control of the Company and become obliged to make a take-over offer for the Company under Rule 14.

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Unless the contrary is established, the following persons will, *inter alia,* be presumed to be acting in concert: (a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and (b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, a company is an associated company of another company if the second-mentioned company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.

The circumstances under which Ordinary Shareholders, including Directors, and persons acting in concert with them, respectively, will incur an obligation to make a take-over offer after a purchase or acquisition of Ordinary Shares by the Company are set out in Rule 14 and Appendix 2 of the Take-over Code.

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that unless exempted (or if exempted, such exemption is subsequently revoked), Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of a purchase or acquisition of Ordinary Shares by the Company:

(i) the percentage of voting rights held by such Directors and their concert parties in the Company increase to 30% or more; or

(ii) if the Directors and their concert parties hold 30% or more but less than 50% of the Company's voting rights, and their voting rights increase by more than 1% in any period of six months.

Under Appendix 2 of the Take-over Code, an Ordinary Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing its Ordinary Shares, the voting rights of such Ordinary Shareholder would increase to 30% or more, or, if such Ordinary Shareholder holds 30% or more but less than 50% of the Company's voting rights, the voting rights of such Ordinary Shareholder would increase by more than 1% in any period of six months. Such Ordinary Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Shareholders who are in doubt as to whether they would incur any obligation to make a take-over offer under the Take-over Code as a result of any purchase or acquisition of Ordinary Shares by the Company pursuant to the Share Purchase Mandate are advised to consult their professional advisers and/or the SIC at the earliest opportunity.

3.9 Certain General Take-Over Code Implications Arising from the Share Purchase Mandate.

Based on information available to the Company as at the Latest Practicable Date, HLIH and its concert parties (**"HLIH Concert Parties"**) hold approximately 49.35% of the total number of issued Ordinary Shares in the capital of the Company.

Assuming that there is no change in the said shareholding interests of the HLIH Concert Parties in the Company, the acquisition by the Company of the maximum 90,930,133 Ordinary Shares (being 10% of the total number of issued Ordinary Shares in the capital of the Company as at the Latest Practicable Date) from Ordinary Shareholders other than the HLIH Concert Parties, will result in their collective shareholding interests increasing from 49.35% to 54.84%. In addition, if the Company were to exercise its right to convert the Preference Shares into Ordinary Shares, the percentage shareholding of the HLIH Concert Parties may also increase (depending on whether and the extent to which, the Company converts the Preference Shares into Ordinary Shares).

Based on the above information as at the Latest Practicable Date, the percentage of voting rights held by the HLIH Concert Parties in the Company may be increased by more than 1% in any 6-month period as a result of acquisition of Ordinary Shares by the Company pursuant to the Share Purchase Mandate and/or the conversion of the Preference Shares. However, in general terms, the HLIH Concert Parties will not be obliged under the Take-over Code to make a take-over offer for the Ordinary Shares even if their aggregate shareholdings were to so increase by more than 1% in any 6-month period, provided that their collective shareholdings amount to more than 49% for at least six months prior to such increase. As at the Latest Practicable Date, the HLIH Concert Parties have collectively held more than 49% of the Company for more than six months.

The HLIH Concert Parties has made an application to SIC and it has been confirmed by SIC, *inter alia*, that no take-over obligation will arise even if any individual member or sub-group within the HLIH Concert Parties group increases its holding to 30% or more, or if already holding between 30% and 50%, acquires further voting rights in the Company sufficient to increase its holding by more than 1% in any 6-month period.

Save as disclosed above, based on the Register of Substantial Shareholders of the Company as at the Latest Practicable Date, the Directors are not aware of any substantial shareholder (together with persons acting in concert with it) who would become obliged to make a mandatory take-over offer for the Company under the Take-over Code in the event that the Company purchases the maximum 90,930,133 Ordinary Shares pursuant to the Share Purchase Mandate.

4. RECOMMENDATION

For the reasons set out in Section 3 of Annexure I, the Directors recommend that Ordinary Shareholders vote in favour of the Ordinary Resolution 8 for the renewal of the Share Purchase Mandate at the forthcoming 44th AGM.

PROPOSED RENEWAL OF THE IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. BACKGROUND

On 29 May 2003, the Company obtained shareholders' approval at an Extraordinary General Meeting of the Company ("**2003 EGM**") for the Company, its subsidiaries and its associated companies not listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") or an approved exchange, over which the Company, its subsidiaries and/or interested persons have control (collectively "**CDL EAR Group**"), to enter into transactions within the categories of Interested Person Transactions set out in the Company's circular to shareholders dated 28 April 2003, with such persons within the class or classes of Interested Persons as described in the said circular, provided that such transactions are entered into in accordance with the review procedures set out in the said circular (the "**IPT Mandate**"). The IPT Mandate was renewed at the Company's 41st Annual General Meeting held on 29 April 2004, the 42nd Annual General Meeting held on 27 April 2005 and the 43rd Annual General Meeting held on 26 April 2006 (the "**43rd AGM**"). Given that such Interested Person Transactions are expected to occur with some degree of frequency and may arise at any time, and to allow the Group to undertake such transactions in an expeditious manner, shareholders' approval will be sought at the coming 44th AGM of the Company for the renewal of the IPT Mandate.

2. RENEWAL OF THE IPT MANDATE

Under Chapter 9 of the Listing Manual, a general mandate for transactions with interested persons is subject to annual renewal. The IPT Mandate approved at the 43rd AGM was expressed, unless revoked or varied by the Company in general meeting, to continue in force until the next Annual General Meeting of the Company, being the 44th AGM, which is to be held on 26 April 2007. Accordingly, it is proposed that the IPT Mandate be renewed at the 44th AGM, to take effect until the conclusion of the next annual general meeting of the Company to be held after the 44th AGM.

The nature of the Interested Person Transactions and the classes of Interested Persons in respect of which the IPT Mandate is sought to be renewed remain unchanged.

Particulars of the IPT Mandate, including the rationale for, the benefits to be derived by the Company, as well as the review procedures for determining transaction prices with the specified classes of Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in Appendix A.

3. INTERESTED PERSON TRANSACTIONS CONDUCTED IN THE YEAR ENDED 31 DECEMBER 2006

Interested Person Transactions conducted by the CDL EAR Group for the year ended 31 December 2006 ("**FY2006**") were as follows:

Interested Persons	Aggregate value of all interested person transactions conducted in FY2006 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. group of companies	Property-related: *(leases, project management, property management and maintenance, marketing, accounting and administrative, cleaning and carpark operation and management services)*	$10,895,755.80
	Financial and Treasury-related: *(inter-company loans)*	$213,351.00
	Total	**$11,109,106.80**
Directors and their immediate family members		Nil

4. AUDIT COMMITTEE'S STATEMENT

The Audit Committee of the Company confirms that:

(a) the methods and procedures for determining the transaction prices of the Interested Person Transactions conducted under the IPT Mandate have not changed since the 2003 EGM; and

(b) the methods and procedures referred to in (a) above continue to be sufficient to ensure that these Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

5. RECOMMENDATION

The Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Messrs Chee Keng Soon, Foo See Juan, Han Vo-Ta and Tang See Chim. They are of the opinion that the entry into of the Interested Person Transactions (as described in Section 6 of Appendix A) between the CDL EAR Group (as defined in Section 2 of Appendix A) and the Interested Persons (as described in Section 5 of Appendix A) in the ordinary course of business will be entered into to enhance the efficiency of the Group and are in the best interests of the Company. For the reasons set out in Sections 2 and 4 of Appendix A, they recommend that Shareholders vote in favour of Resolution 10 for the renewal of the IPT Mandate at the forthcoming 44th AGM.

Directors of the Company will abstain from voting their shareholdings in the Company on Resolution 10 relating to the renewal of the IPT Mandate at the forthcoming 44th AGM.

The relevant companies within the Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**") group (which includes HLIH, a controlling shareholder of the Company and their associates), being Interested Persons under the IPT Mandate, will abstain from voting their respective shareholdings in the Company on Resolution 10 relating to the renewal of the IPT Mandate at the forthcoming 44th AGM.

THE IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. CHAPTER 9 OF THE LISTING MANUAL

1.1 Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") ("**Chapter 9**") applies to transactions between a party that is an entity at risk and a counter party that is an interested person. The objective of Chapter 9 (as stated in Rule 901 of the Listing Manual) is to guard against the risk that interested persons could influence a listed company, its subsidiaries or associated companies to enter into transactions with interested persons that may adversely affect the interests of the listed company or its shareholders. The aforementioned terms "entity at risk", "interested person" and "associated companies" are defined below.

1.2 <u>Main terms used in Chapter 9</u>:

(a) An "**entity at risk**" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has or have control over the associated company.

(b) An "**associated company**" of a listed company means a company in which at least 20 per cent. but not more than 50 per cent. of its shares are held by the listed company or the listed group.

(c) An "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9.

(d) An "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder.

(e) An "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder of the listed company (being an individual) means an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder; the trustees of any trust of which the director and/or his immediate family, or the chief executive officer and/or his immediate family or the controlling shareholder and/or his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and any company in which the director and/or his immediate family, or the chief executive officer and/or his immediate family or the controlling shareholder and/or his immediate family has or have an aggregate interest (directly or indirectly) of 30 per cent. or more; and, where a controlling shareholder of the listed company is a corporation, its "associate" means its subsidiary or holding company or fellow subsidiary or a company in which it and/or such other companies taken together have (directly or indirectly) an interest of 30 per cent. or more.

(f) A "**chief executive officer**" of a listed company means the most senior executive officer who is responsible under the immediate authority of the board of directors for the conduct of the business of the listed company.

(g) A "**controlling shareholder**" of a listed company means a person who holds directly or indirectly 15 per cent. or more of the nominal amount of all voting shares in the listed company; or a person who in fact exercises control over a company.

(h) An "**interested person transaction**" means a transaction between an entity at risk and an interested person.

1.3 Materiality thresholds, announcement requirements and shareholders' approval

When Chapter 9 applies to a transaction with an interested person (except for any transaction which is below $100,000 in value and certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and are hence excluded from certain requirements of Chapter 9) and the value of the transaction alone or on aggregation with other transactions conducted with the interested person during the financial year reaches or exceeds certain materiality thresholds (which are based on the listed company's latest audited consolidated NTA[1]), the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for the transaction.

In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5 per cent. of the listed company's latest audited consolidated NTA[2]; or

(b) 5 per cent. of the listed company's latest audited consolidated NTA, when aggregated with the values of other transactions entered into with the same interested person (such term as construed under Chapter 9) during the same financial year. However, a transaction which has been approved by shareholders, or is the subject of aggregation with another transaction that has been approved by shareholders, need not be included in any subsequent aggregation.

1.4 Shareholders' general mandate

Chapter 9 allows a listed company to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials, but not in respect of the purchase or sale of assets, undertakings or businesses, which may be carried out with the listed company's interested persons.

2. INTRODUCTION AND RATIONALE FOR THE IPT MANDATE

2.1 Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**"), the controlling shareholder of the Company, is also the ultimate holding company of two other publicly listed companies on the SGX-ST, namely, Hong Leong Asia Ltd. and Hong Leong Finance Limited. HLIH and its associates (the "**HLIH Group**") are interested persons of the Company.

[1] Based on the audited consolidated accounts of the Company and its subsidiaries for the financial year ended 31 December 2006, the audited consolidated NTA of the Group was $4,726,832,000.

[2] In relation to the Company, for the purposes of Chapter 9, in the current financial year and until such time that the audited consolidated accounts of the Company and its subsidiaries for the year ended 31 December 2006 are published by the Company, 5 per cent. of the latest audited consolidated NTA of the Group would be $236,341,600.

2.2 Due to the size of the HLIH Group and the diversity of the activities of CDL and its subsidiaries (the "**Group**"), it is anticipated that:

(a) CDL;

(b) subsidiaries of CDL that are not listed on the SGX-ST or an approved exchange; and

(c) associated companies of CDL that are not listed on the SGX-ST or an approved exchange, provided that the Group or the Group and its interested person(s), has or have control over the associated companies,

(together, the "**CDL EAR Group**"), or any of them, would, in the ordinary course of its businesses, enter into certain transactions with its interested persons. It is likely that such interested person transactions will occur with some degree of frequency and may arise at any time. Thus, the IPT Mandate is intended to facilitate transactions in the normal course of business of the CDL EAR Group falling within the categories of interested person transactions as set out in Section 6 below (the "**Interested Person Transactions**"), that are transacted from time to time with the interested persons as specified in Section 5 below (the "**Interested Persons**") provided that they are carried out at arm's length and on the Group's normal commercial terms and which are not prejudicial to the interests of the Company and its minority Shareholders.

3. SCOPE OF THE IPT MANDATE

3.1 The IPT Mandate will not cover any Interested Person Transaction which has a value below $100,000 as the threshold and aggregation requirements of Chapter 9 of the Listing Manual of the SGX-ST do not apply to such transactions.

3.2 Transactions with interested persons, which do not fall within the ambit of the IPT Mandate (including any renewal thereof), will be subject to the applicable provisions of Chapter 9 and/or any other applicable provisions of the Listing Manual.

4. BENEFITS OF THE IPT MANDATE

4.1 The Directors are of the view that it will be beneficial to the CDL EAR Group to transact or continue to transact with the Interested Persons, especially since the Interested Person Transactions are undertaken on an arm's length basis, on normal commercial terms consistent with the Group's usual business practices and policies and will not be prejudicial to the interests of the Company and its minority Shareholders.

4.2 Where the Interested Person Transactions relate to the provision to, and the obtaining from, Interested Persons of products or services as contemplated in Sections 6(a), (b) and (d), the CDL EAR Group will benefit from having access, where applicable, to competitive quotes from its Interested Persons as well as from unrelated third parties, and may also derive savings in terms of cost efficiencies and greater economies of scale in its transactions with Interested Persons. The provision of products and services to Interested Persons are also an additional source of revenue for the CDL EAR Group, provided that such products and services are provided on arm's length basis and on normal commercial terms. Where the Interested Person Transactions relate to financial and treasury transactions as contemplated in Section 6(c), the CDL EAR Group will benefit from the competitive quotes received from its Interested Persons, thus leveraging on the financial strength and credit standing of the Interested Persons.

4.3 The adoption of the IPT Mandate and the renewal of the same on an annual basis would eliminate the need for the Company to convene separate general meetings on each occasion to seek Shareholders' approval as and when such Interested Person Transactions with the Interested Persons arise, thereby reducing substantial administrative time and expenses associated with the convening of such meetings without compromising the corporate objectives of the Group. This would also enable the Group to maximise its business opportunities especially in commercial transactions which are time-sensitive in nature. At the same time, the Group would be able to channel the significant amount of administrative resources, including time and expenses, saved towards its other corporate objectives.

5. CLASSES OF INTERESTED PERSONS

The IPT Mandate will apply to transactions with the following classes of Interested Persons:

(a) the HLIH Group; and

(b) Directors, chief executive officer(s) and controlling shareholders of the Company (other than entities who fall under the HLIH Group described in paragraph (a) above) and their respective associates.

6. CATEGORIES OF INTERESTED PERSON TRANSACTIONS

The Interested Person Transactions between the CDL EAR Group and Interested Persons which will be covered by the IPT Mandate relate to recurrent transactions of a revenue or trading nature or those necessary for the Group's day-to-day operations, and are set out as follows:

(a) Property-related Transactions

Transactions within the ambit of this category comprise the leasing or rental of properties; the award of contracts to main contractors, suppliers and consultants for property development projects; and the provision and/or receipt of project management services; marketing and property agency services; cleaning, security and building maintenance services; property and estate management services including serviced apartments and serviced offices management services; and carpark management services.

(b) Management and Support Services

This category comprises transactions in relation to the receipt or provision of management services; legal; and financial advisory and consultancy services.

(c) Financial and Treasury Transactions

This category comprises transactions in relation to the placement of funds with Interested Persons, the borrowing of funds from Interested Persons, and the entry into foreign exchange, swap and option transactions with Interested Persons that do not fall under the exceptions to interested person transactions pursuant to Rule 915(6) and Rule 915(7) of Chapter 9[3]; and the subscription by the CDL EAR Group of debt securities issued by any Interested Person and the issue of debt securities by the CDL EAR Group to any Interested Person.

[3] Pursuant to Rule 915(6) and Rule 915(7) of Chapter 9, the provision or receipt of financial assistance or services by or from a financial institution that is licensed or approved by the Monetary Authority of Singapore, on normal commercial terms and in the ordinary course of business does not constitute an interested person transaction which would require compliance with Rules 905, 906 and 907 of Chapter 9. Rule 905 relates to requirements for immediate announcement of interested person transactions, Rule 906 relates to requirements for seeking shareholders' approval for interested person transactions, and Rule 907 relates to requirements for disclosure of the aggregate value of interested person transactions in the listed company's annual report.

Pursuant to Rule 916(3) of Chapter 9, the provision of a loan by the CDL EAR Group to a joint venture with an Interested Person does not require the seeking of shareholders' approval provided that such loan is extended by all joint venture partners on the same terms and in proportion to their equity interest in the joint venture; the Interested Person does not have an existing equity interest in the joint venture prior to the participation of the CDL EAR Group in the joint venture; and the Company has announced that its Audit Committee is of the view that: (i) the provision of the loan is not prejudicial to the interests of the Company and its minority Shareholders; (ii) the risks and rewards of the joint venture are in proportion to the equity of each of the joint venture partners; and (iii) the terms of the joint venture are not prejudicial to the interests of the Company and its minority Shareholders.

(d) General Transactions

This category comprises transactions in relation to the purchase and sale of goods including building materials, electronic and engineering equipment, building automation systems, computer systems (hardware and software), vehicles, parts and accessories, and the provision and receipt of after-sales services.

7. REVIEW PROCEDURES FOR INTERESTED PERSON TRANSACTIONS

7.1 In general, there are procedures established by the Group to ensure that Interested Person Transactions, which are reviewed and approved by the management, are undertaken on an arm's length basis, on normal commercial terms consistent with the Group's usual business practices and policies, are not prejudicial to the interests of the Company and its minority Shareholders, and on terms which are generally no more favourable to the Interested Persons than those extended to or received from unrelated third parties.

7.1.1 Property-related Transactions, Management and Support Services, and General Transactions

All Interested Person Transactions (other than the Financial and Treasury Transactions covered in Section 7.1.2 below) are to be carried out at the published or prevailing rates/prices of the service or product providers (including, where applicable, preferential rates/prices/discounts accorded to a class or classes of customers or for bulk purchases where the giving of such preferential rates/prices/discounts are commonly practiced within the applicable industry and may be similarly extended to unrelated third parties), on the service or product provider's usual commercial terms which may also be similarly extended to unrelated third parties, or otherwise in accordance with other applicable industry norms.

In addition, the CDL EAR Group will monitor the Interested Person Transactions (other than the Financial and Treasury Transactions covered in Section 7.1.2 below) as follows:

(a) Property-related Transactions comprising the award of contracts to main contractors, suppliers and consultants for property development projects

(i) an Interested Person Transaction under this sub-paragraph (a) with a value in excess of $10 million shall be reviewed and approved by the audit committee of the Company (the "**Audit Committee**") prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (a) with a value below or equal to $10 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (a) shall be undertaken based on tenders which may be conducted for the award of such contracts with at least two bids from unrelated third parties to be obtained for comparison purposes. In the absence of tenders or the ability to obtain at least two bids for any tender, an Interested Person Transaction under this sub-paragraph (a) shall be undertaken based on comparison of rates/prices and terms offered by the Interested Person with the rates/prices and terms offered or generally quoted by at least two unrelated third parties who are engaged in providing similar services or products.

(b) Property-related Transactions comprising the leasing or rental of properties

(i) an Interested Person Transaction under this sub-paragraph (b) with a value in excess of $5 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (b) with a value below or equal to $5 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (b) shall be entered into after comparison of rates quoted to at least two unrelated third parties (in the case of leases granted to Interested Persons) or comparison of rates quoted by or obtained from at least two unrelated third parties (in the case of leases granted by Interested Persons) and after taking into account the prevailing market rental rates for other properties within its vicinity of similar or comparable standing and facilities, the tenure of the lease, the area of the leased premises and any other factor which may affect the rental rates or terms of the lease.

(c) Property-related Transactions (other than those covered under sub-paragraphs (a) and (b) herein), Management and Support Services and General Transactions

(i) an Interested Person Transaction under this sub-paragraph (c) with a value in excess of $3 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (c) with a value below or equal to $3 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (c) shall be entered into, where applicable:

(1) in the case of the provision of services or products by an Interested Person, based on tenders (with at least two bids from unrelated third parties to be obtained for comparison purposes) or comparison of rates and terms offered by or generally quoted by at least two unrelated third parties who are engaged in providing similar services or products; and

(2) in the case of the provision of services or products to an Interested Person, based on comparison of rates and terms offered to at least two unrelated third parties for transactions of a similar nature, size or complexity and taking into account the availability of resources, expertise or manpower for the performance of such services or provision of such goods and the existence of any cost and/or time saving factors.

(d) In the event that comparison quotations cannot be obtained in respect of the Interested Person Transactions covered under sub-paragraphs (a), (b) and (c) above (for example, where there are no unrelated third party providers or users of such services or products, or where the service or product is a proprietary item or due to the nature, speciality or confidentiality of the service or product to be supplied), such Interested Person Transactions shall be entered into only after the senior management staff of the relevant company in the CDL EAR Group (having no interest, direct or indirect, in the interested person transaction and having the authority in such company to approve the entering into of transactions of such nature and value), has evaluated and weighed the benefits of, and rationale for, transacting with the Interested Person and in their report submitted to the Audit Committee, confirmed that the price and terms offered to or by the Interested Person are fair and reasonable. In such evaluation and confirmation, the factors which may be taken into account include, but shall not be limited, to the following:

(i) in relation to the sale of goods or services to the Interested Person and as determined by the senior management staff of the relevant company in the CDL EAR Group and reported to the Audit Committee, the terms of supply should be in accordance with the CDL EAR Group's usual business practice and consistent with the margins obtained by the CDL EAR Group in its business operations or the margins obtained for the same or substantially the same type of transactions;

(ii) in relation to the purchase of goods or services from the Interested Person, the terms of supply will be compared to those for the same or substantially the same types of transactions entered into between the Interested Person and unrelated third parties. The review procedures in such cases may include where applicable, reviewing the standard price lists provided by the Interested Person to its customers for such products or services;

(iii) the efficiencies and flexibilities derived by the CDL EAR Group in transacting with the Interested Person as compared with transacting with unrelated third parties; and

(iv) prevailing industry norms.

7.1.2 Financial and Treasury Transactions

(a) <u>Placement of Funds</u>

In relation to the placement with any Interested Person by the CDL EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two principal bankers or financial institutions of the Group ("**Principal Bankers**") for rates offered by such Principal Bankers for deposits of an amount and currency and for a period equivalent to that of the funds to be placed by the CDL EAR Group. The CDL EAR Group will only place its funds with such Interested Person provided that the interest rate quoted is not less than the highest of the rates quoted by such Principal Bankers and after evaluating and taking into account any factor that may materially and adversely affect the credit standing of the Interested Person with whom the funds are to be placed by the CDL EAR Group or the risks associated in the placement of such funds with the Interested Person, and such other factors relevant for consideration.

(b) Borrowing of Funds

In relation to the borrowing of funds from any Interested Person by a company within the CDL EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two bankers of the borrowing company within the CDL EAR Group for rates offered by such bankers for loans of an amount and currency and for a period equivalent to that of the funds to be borrowed by such borrowing company within the CDL EAR Group. The CDL EAR Group will only borrow funds from such Interested Person provided that the interest rate quoted is not more than the lowest of the rates quoted by such bankers.

(c) Foreign Exchange, Swaps and Options

In relation to foreign exchange, swap and option transactions with any Interested Person by the CDL EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two Principal Bankers. The CDL EAR Group will only enter into such foreign exchange, swap and option transactions with such Interested Person provided that such rates quoted are no less favourable than the rates quoted by such Principal Bankers.

(d) Subscription of Debt Securities

In relation to the subscription by the CDL EAR Group of debt securities issued by the Interested Persons, the CDL EAR Group will only enter into the subscription of such debt securities provided that the price(s) at which the CDL EAR Group subscribes for such debt securities will not be higher than the price(s) at which such debt securities are subscribed for by unrelated third parties.

In relation to the issue of debt securities by the CDL EAR Group to Interested Persons, the CDL EAR Group will only issue such debt securities to Interested Persons provided that the price(s) at which the CDL EAR Group issues such debt securities will not be lower than the price(s) at which such debt securities are issued to unrelated third parties.

In addition to the foregoing, the following threshold limits will be applied to ensure further monitoring by the Group of the Financial and Treasury Transactions entered into by the CDL EAR Group:

Placement of Funds and Subscription of Debt Securities

Where the aggregate of the outstanding principal amount of funds placed with, and debt securities subscribed from, the same Interested Person (as such term is construed under Chapter 9) shall at any time exceed the equivalent of 10 per cent. of the consolidated shareholders' funds of the Group (based on its latest audited accounts), each subsequent placement of funds with, or subscription of debt securities from, the same Interested Person shall require the prior approval of the Audit Committee.

Where the aggregate of the outstanding principal amount of funds placed with, and debt securities subscribed from, the same Interested Person does not at any time exceed the limit set out above, the placement of funds with, and subscription of debt securities from, that Interested Person will not require the prior approval of the Audit Committee but shall be reviewed by the Audit Committee at its quarterly meetings.

7.2 A register will be maintained by the Group to record all Interested Person Transactions (and the basis including the quotations, if any and where relevant, obtained to support such basis on which they are entered into) which are entered into pursuant to the IPT Mandate.

The Company shall, on a quarterly basis, report to the Audit Committee on all Interested Person Transactions, and the basis of such transactions, entered into with Interested Persons during the preceding quarter. The Audit Committee shall review such Interested Person Transactions at its quarterly meetings except where such Interested Person Transactions are required under the review procedures to be approved by the Audit Committee prior to the entry thereof.

7.3 The annual internal audit plan shall incorporate a review of the established review procedures for the monitoring of Interested Person Transactions entered into pursuant to the IPT Mandate.

The Audit Committee shall review the internal audit report on Interested Person Transactions to ascertain that the established review procedures to monitor Interested Person Transactions have been complied with. If, during a review by the Audit Committee, the Audit Committee is of the view that the established review procedures are not sufficient or have become inappropriate, in view of changes to the nature of, or the manner in which, the business activities of the CDL EAR Group are conducted, it will take such actions as it deems appropriate and/or institute additional procedures as necessary to ensure that future transactions of a similar nature are on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, and the Company will revert to the Shareholders for a fresh mandate based on new review procedures for transactions with Interested Persons.

For the purpose of the review process, if a member of the Audit Committee has an interest in the transaction to be reviewed by the Audit Committee, he will abstain from any decision making by the Audit Committee in respect of that transaction. For example, where two members of the Audit Committee have an interest each in the transaction to be reviewed by the Audit Committee, the review of that transaction will be undertaken by the remaining member(s) of the Audit Committee.

8. EXPIRY AND RENEWAL OF THE IPT MANDATE

The IPT Mandate will take effect from the date of receipt of Shareholders' approval, and will (unless revoked or varied by the Company in general meeting) continue in force until the next annual general meeting of the Company and will apply to Interested Person Transactions entered into from the date of receipt of Shareholders' approval. Approval from Shareholders will be sought for the renewal of the IPT Mandate at each subsequent annual general meeting, subject to review by the Audit Committee of its continued application to the Interested Person Transactions.

If the Audit Committee is of the view that the review procedures under the IPT Mandate are not sufficient to ensure that the Interested Person Transactions are transacted on normal commercial terms and will be prejudicial to the interests of the Company and its minority Shareholders, the Company will seek a fresh mandate from the Shareholders based on new review procedures for Interested Person Transactions.

9. DISCLOSURE

In accordance with Chapter 9, the Company will disclose in its annual report the aggregate value of the Interested Person Transactions conducted pursuant to the IPT Mandate during the financial year (as well as in the Company's annual reports for subsequent financial years that the IPT Mandate continues to be in force). In addition, the Company will announce the aggregate value of the Interested Person Transactions conducted pursuant to the IPT Mandate for the financial periods which it is required to report on (pursuant to Rule 705 of the Listing Manual) within the time required for the announcement of such report. These disclosures will be in the form set out in Rule 907 of the Listing Manual.

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